SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            CARMINA TECHNOLOGIES INC.
             (Exact name of Registrant as specified in its charter)


                                      Utah
                 (Jurisdiction of incorporation or organization)


             810, 540 5th Ave. SW, Calgary, Alberta, Canada T2P 0M2
                    (Address of principal executive offices)


                                 (403) 269-5369
                         (Registrant's telephone number)


       Securities to be registered pursuant to Section 12(b) of the Act:

                                                           Name of each exchange
Title of each class                                        on which class
to be so registered                                        is to be registered
-------------------                                        ---------------------

        N/A                                                        N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
                           --------------------------

                                 Title of Class

Carmina Technologies Inc.
Form 10-SB Submission
27/03/00


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


The discussion throughout this registration statement contains certain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such factors include, among other things, the uncertainty as to the Company's future profitability; the uncertainty as to the demand for the Company's products; industry trends towards Internet gateway systems; increasing competition in Internet gateway systems; the ability to hire, train and retain sufficient qualified personnel; the ability to obtain financing on acceptable terms to finance the Company's growth strategy; the ability to develop and implement operational and financial systems to manage the Company's growth; and other factors referenced in this registration statement.

DOCUMENTS INCORPORATED BY REFERENCE: See the Exhibit Index herein.

Item 101. Description of Business.

Business Development.

     The Company was incorporated under the laws of the State of Utah on March 5, 1973, as Investors Equity Inc. On or about February 24, 1984, the Company's outstanding common stock had a 4 for 1 reverse split and on or about October 15, 1991, the Company's outstanding common stock had a 5 for 1 reverse split, and the Company was renamed "The Americas Mining Corporation", under which name it operated until January 24, 2000. At that time, pursuant to resolution of the Board of Directors and subsequent action by the shareholders acting upon written consent of not less than a majority of the Company's outstanding shares under
Section 16-10a-704 of the Utah Revised Business Corporation Act , the Company changed its name to "Carmina Technologies Inc." and increased the authorized share capital to 50,000,000 shares, including 10,000,000 preferred shares and 40,000,000 common shares. Contemporaneous with such action, the Company was authorized and directed to organize a subsidiary corporation under Utah law and to proceed with a partial liquidating dividend of shares, provided the Company received a legal opinion satisfactory to the Secretary that the Company could legally do so.

     Present management of the Issuer are not aware of what business activities the Issuer might have been engaged in during the interim following its incorporation and through the early 1980's. In the early 1980's, the Issuer became engaged in the business (to at least a limited extent) of acquiring various natural resource properties (principally mineral properties located in Canada and Oregon). The Issuer carried on such activities into its fiscal year 1999. During that year, however, management determined for various reasons (including several years of depressed mineral prices and adverse developments in the mining industry in the U.S.) that the Issuer would (and it did) transfer all of its mineral property interests to a wholly owned subsidiary, issue the subsidiary's shares to the Issuer's shareholders in the form of a dividend, and thereafter attempt to seek out new business opportunities in the technology sector. In furtherance of the latter determination, the Company acquired Rhonda Networks Inc. (sometimes referred to hereafter as "RNI"). The acquisition of RNI was made through a stock for stock purchase exchange, thereby making RNI a wholly owned subsidiary of Issuer. See the caption "Market Information", below.

Business of the Company.

     With the acquisition of Rhonda Networks Inc., the Issuer commenced carrying on the development and marketing of that company's GateCommander 2000 (GC 2000) server appliance. As evidenced from the above, this is an entirely new business endeavor for the Company, taking the Company from the mining industry into the field of technology. See the captions, "Business Development" and "Principal Products and Services".


Principal Products and Services; Distribution Methods; etc.

     At the present time the Issuer's principal product is a new product under development called the GateCommander 2000, a Linux based server appliance which, when fully developed, will provide an all-in-one solution for managing and controlling secure Internet access for business and home. Designed for home and small business, the GateCommander 2000 will combine firewall, virtual private networking, voice over Internet protocol, network and system monitoring, E-mail and domain name services, paging and fax, dynamic web services and other user-specific options, all within a Linux environment. In addition to these standard features, the GateCommander 2000 'smart home' server, also under development, will include 'smart home' applications, including security monitoring and remote controls of thermostat, lighting and other appliances. The GC2000, together with a suite of remote services that customers may opt for to provide more effective use of the GC2000, will initially be the principal products and services of the Issuer. (See also the caption "Support Services".)

     The technology platform of the GC2000 consists of equipment, software and communications services integrated into a packaged product that requires minimal configuration and customization when installed in its base form. Once installed, the GC2000 can be expanded to serve additional customer needs through optional pre-packaged components or through remote services which will be provided by the Carmina Technologies service center, currently being set up.

     The equipment components of the GC2000 include communications devices, modems and hubs that connect to the external network providers (telephone, wireless, satellite and Internet providers) and connect to the client internal network. The connection from the GC2000 will normally be an Ethernet connection to the external network supplier supporting Transmission Control Protocol/Internet Protocol (TCP/IP). The GC2000 is based on a personal computer architecture with a Linux operating system and commonly available network tools supplemented by proprietary software and services provided by RNI.

     The GC2000's intended basic purpose is to control the information flowing between the exterior and interior networks passing in and out through it. It will be responsible for matching and/or packing/unpacking communication protocols between the connected external and internal networks as well as the security filtering to prevent unwanted traffic from passing through in either direction. It will also be a server for resources that straddle between the interior and exterior such as an electronic mail gateway, WAN access (wide area network connections to other offices or related parties), file and document transfer, world wide web (WWW) services and Domain Name Services (DNS).

     Definitional Features of the GateCommander 2000:


               Firewall/Gateway - Prevents unauthorized Internet users from accessing private Networks connected to the Internet, especially Intranets. All messages entering or leaving the Intranet pass through the firewall, which examines each message and blocks those that do not meet the specified security criteria.

               Virtual Private Network (VPN) - Enables users to create networks using the Internet as the medium for transporting data. These systems use encryption and other security mechanisms to ensure that only authorized users can access the network and that the data cannot be intercepted, analyzed and tampered with.

               Network and System Monitoring - A SMART (Self-Monitoring, Analysis and Reporting Technology) agent will electronically accumulate data and monitor status of equipment, network connections, servers, applications and workstations, and report potential problems. Ideally, this should allow use of proactive actions to prevent impending system failures. The SMART agent can be an integral part of a larger SNMP monitoring and management system providing more aggressive polling without incurring increased traffic volumes through the network.

               E-mail and Domain Name Services - Can act as the mail gateway Simple Mail Transfer Protocol (SMTP) and Post Office Protocol (POP) and Domain Name Server (DNS) for the corporate Local Area Network
          (LAN) enabling users to become self-sufficient (create/administer local E-mail addresses). Acts as a bridge between internal and external E-mail. Can locally control aliases to IP addresses.

               Paging Services - Text paging services can be provided to the corporate LAN allowing users to send alphanumeric messages from applications or programmatically.

               Fax Services - Fax services (send/receive) with notification and possible routing can be provided to the corporate LAN.

               Support Services - The Issuer intends to offer a suite of remote services that customers may opt for to provide more effective use of the GC2000 as well as provide facilities that would be required by businesses relying on the Internet for communications. These services are priced according to desired options under a service contract.

          Optional Definitional Features of the GC2000

               Voice Over Internet Protocol (VOIP) - Provides real-time, toll quality voice and fax communication over the existing IP data network or the Internet without incurring long distance charges. Requires matching VOIP equipment at each location. These units can be deployed to provide tie lines, subject to telephone regulation, allowing users to place local calls through each remote installation.

               Video Conferencing - Takes advantage of the high speed and performance of the cable modem/xDSL Internet access using IP based video conference products.

               Dynamic Web Servers - Houses and controls the web server and web site within the corporate LAN. Makes it easier for businesses to connect to databases and internal applications while offering tighter control over proprietary information and systems without relying on Internet Service Providers (ISPs) for services and responsiveness to corporate needs.

               Security Alarm Monitoring - Monitors switches, motion detectors, smoke an heat sensors of a security system through a computer. Monitors other equipment, which requires full-time critical operation (i.e. freezer temperatures) for early warning of problems developing rather than solely reporting after total failure.

               Security Camera Monitoring - Uses the high speed Internet for remote access to control and/or pipe security camera feeds to local monitoring or recording stations.

               The Issuer's development program is currently nearing completion of design work on the first commercial version of the GC2000. This unit, with dimensions of approximately twelve inches by six and one-quarter inches by four and one-half inches, will be test marketed for "smart home" and small business applications.

Distribution Methods

     The GC2000 has been designed to provide bundled complex network capabilities to smaller networks with no need for Information Technology (IT) specialists. Management is focusing on three target markets: (a) households with two or more computers; (b) small to medium-sized businesses; and (c) large corporations networking with external employees. Initially the Issuer will sell to consumers via telco, cable, builder and ISPs, with a goal to quickly gain mass acceptance of the GC2000 and to establish partners such as resellers, systems integrators, retailers, etc., to rapidly establish a known presence around the world. It is also intended to secure the services of an established distribution company to serve as a source of warehousing and banking for such initial tier selling partners.

     Additionally, upon establishing business and consumer references, the Issuer will be submitting the GC2000 technology to popular industry product reviewers with the intention of earning and winning product awards based on design and performance features. Eventually, the Issuer plans to distribute product and services as, or through, a full-service Application Service Provider
(ASP) for clients who would prefer to rent, rather than buy, the GC2000 and other new products and services.


Status of Publicly Announced New Products and Services

     Issuer has announced the development of GC2000 via Issuer's Internet web site (www.carminatech.com/), launched February 29, 2000. The site provides the reader with information regarding the uses and capabilities of the GC2000, as well as background information on Issuer and its director of technology, among other things. As referenced previously [see caption, "Principal Products and Services", above], the GC2000 is under development and basically in its final design and development stage. Similarly, Issuer's relationship with the Harris Corp. as a reseller of that company's "Net Simple" Simple Network Management Protocol (SNMP) mediation product is in its formation stage. Issuer believes that the relationship will assist Issuer in reaching a target market for the GC2000 in such areas as telemetry and Supervisory Control and Data Acquisition (SCADA).


Competitive Business Conditions, etc.

     Corporate file server and networking solutions currently require a great deal of expertise and investment which put them out of range for most individuals and smaller businesses. Several low end and "do-it-yourself" products already exist in the marketplace, however. Such products are typically offered as a feature of another product, such as Windows 98, adding a minimal routing capability allowing a second PC to share an Internet access, or provide software and instructions for the components included in the GC2000, some with minimal cost, some as public domain software. The GC2000 includes the best public domain software products provided at no cost, in keeping with


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


the public domain licensing. Hence, far from competing with vendors such as Novell, Microsoft, Intel and IBM, the Issuer's technology is in fact compatible with these systems.

     The competitive value provided in the GC2000 is the pre-installation, pre-configuration and integration of the components into a comprehensive package supplemented with proprietary software and methods. While many competitors restrict their developments to marketing of the hardware, the Issuer will also focus on providing the convenience of an Application Service Provider (ASP) relationship with clients. Unlike competing products, the GC2000 already has integrated VOIP capabilities, greater monitoring abilities and is more adaptable to other applications, including ASP functions through purchases of, and alliances with, software developers, as well as smart home technology.

     Current major competitors include several companies providing components or integrated components at approximately twice the offering retail price projected for GC2000, as well as at least one who provides product at roughly the equivalent planned retail price.

     There is no reasonable way to predict the competitive position of the Company or any other entity in the these endeavors; however, the Company, having virtually no assets or cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed Initial Public Offerings (IPOs), have significant cash resources and have operating histories when compared with the complete lack of any substantive operations by the Company.


Sources and availability of raw materials and names of principal suppliers

     The GC2000 incorporates and/or integrates components and software from numerous principal suppliers, including Multi-Tech Systems, Pelco, Sony, Intel, X10.com, Inc., as well as from the public domain. Major components include:
VOIP, surveillance cameras, Linux operating system, motherboard and Central Processing Unit (CPU), and home control modules provided by various suppliers.


Dependence on major customers

     Since the product is in final development stage, there are no major customers at present.


Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts

     There are no patents, licenses, franchises or concessions. Trademark status has been applied for for the names GateCommander and GC2000.


Need for government approval of principal products and services


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


     No government approval is needed for the Issuer's major products and services aside from the normal appliance safety approvals. Since the products are assembled from previously approved components, licensing is not a significant factor.

Effect of existing or probable governmental regulations on business

     Government regulation of the Issuer's products is not anticipated. Since the Company was initially incorporated, federal and state securities laws, rules and regulations have made the participation in or the conducting of an IPO substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. Rule 504 of Regulation D of the Securities and Exchange Commission no longer requires the filing of a Registration Statement with any state or territory as a condition to its use. Rule 504 is also not available to "reporting issuers," which the Company will become on the effectiveness of this Registration Statement.

     The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding voting and non-voting common equity held by non-affiliates) of $25 million or more.

     A number of state securities commissions have adopted the use of Form U-7 for SCOR, which also substantially simplifies the registration process for IPOs; Form U-7 is primarily used in connection with offerings conducted pursuant to Rule 504 of the Securities and Exchange Commission, but is not limited to this use.


Research and Development

     Issuer's research and development activities in the technology field have begun only since acquisition of Rhonda Networks, Inc., although RNI has been involved with such since its inception in May, 1999. Since that time, the Issuer and RNI have invested approximately $300,000.00 on these activities, inclusive of consulting and management fees. Prior to that time, there were little or no research and development expenses to management's knowledge unless the costs attributable to assignment of various mining claims in January, 1999 are viewed as research and development under Issuer's predecessor company. (See the caption "Recent Sales of Unregistered Securities" below and Exhibit 1, "Consolidated Financial Statements for December 31, 1999".)


Costs and effects of compliance with environmental laws

     None; not applicable.


Number of Employees

     The design and manufacture of the Issuer's products are and will continue to be subcontracted. Employees currently total 5.


Reports to security holders

         The Issuer is not currently required to deliver annual reports to security holders but does, and will continue to, voluntarily send an annual report including audited financial statements. The Issuer has not in the past filed reports with the Securities and Exchange Commission. The public may read and copy any materials the Issuer files with the SEC at SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet Site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http:/www.sec.gov. The Issuer's Internet address is http:/www.carminatech.com.


Item 102.  Description of Property.

     At the present time, the Issuer has no real or personal property. The offices from which it operates are paid for and maintained by Rhonda Mining Corporation, a Canadian corporation which is a controlling shareholder of the Issuer.


Item 103. Legal Proceedings.

     The Company is not a party to any pending legal proceeding. To management's knowledge, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.


Item 201.  Market for Company's Common Equity and Related Stockholder Matters.

Market Information.

     There has never been any established "public market" for shares of common stock of the Company. The Company's Directors understand, however, that one or more broker dealers were publishing quotations on the predecessor company shares as recently as late 1996, but the Directors have no knowledge as to whether any trading market in realistic terms existed for such shares. The Company intends to submit for listing on the National Association of Securities Dealers, Inc. (the "NASD") Bulletin Board. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or others may have a substantial adverse impact on any such public market.

     There are 1,890,000 options to purchase authorized securities of the Company inclusive of the 840,000 options exercisable by management. See the caption "Executive Compensation" of this Registration Statement.

     The sales of an aggregate of 18,400,000 "unregistered" and "restricted" shares of common stock for deemed consideration for assignment of certain mining claims (2,400,000) and in exchange for shares of Rhonda Networks Inc.(16,000,000), were the only sales of any securities of the Company during the past three years. See the caption "Recent Sales of Unregistered Securities" of this Registration Statement.


Holders.

     The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 400.


Dividends.

     The Company has not declared any cash dividends in the last two fiscal years with respect to its common stock and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company has sales of products and services and achieves a profit, no such policy will be formulated. Aside from the fact that the Company's principal product is in final development and to date has no sales, as further discussed under the caption "Business of the Company" above, there are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its profits when and if they are achieved.


Item 202.  Description of Securities.

     The Company has two classes of securities authorized, consisting of 10,000,000 shares of no par value preferred stock and 40,000,000 shares of no par value common voting stock. The shares of common stock all have the same rights and preferences. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. All shares of the common stock now outstanding are fully paid and non-assessable. There are 1,890,000 outstanding non-qualified options to purchase authorized securities of the Company. There is no provision in the Company's Articles of Incorporation, as amended, that would delay, defer, or prevent a change in control of the Company. The Company has no other securities or debt securities.


Item 303. Management's Discussion and Analysis of Plan of Operation.

Plan of Operation.

     The Issuer's plan for the next twelve months is to continue developing and marketing its GateCommander 2000 (GC2000) server appliance. Management estimates that this will require $2.05 million in additional capital funds which will have to be raised. Discussions on raising this by an equity issue have been initiated with interested financial groups. The Issuer's plans include the following activities: (a) final design and development of the GC2000; (b) technical writing for manuals; (c) limited production test run; (d) set up of call center and central servers; (e) limited first and second production runs of saleable units; (f) development and implementation of initial marketing program; (g) management of call center and other services; and (h) expenditures for overhead.

     The Issuer expects that development and production will continue to be undertaken utilizing subcontractors so that no plant or equipment purchases are contemplated. It is anticipated that employees will be contracted to establish the service center and sales network. Numbers will be dependent on demand for the service. Projected initial production runs are not expected to exceed a total of 300 saleable units over the Company's next twelve months.


Item 304. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     There have been no changes in, or disagreements with, the Issuer's principal independent accountant in the Issuer's two most recent fiscal years or as of the date of this Registration Statement.


Item 310.  Financial Statements.

     A Report of Certified Public Accountants is attached hereto and by this reference incorporated herein. Also attached is an Index to Financial Statements and such audited statements as are required.

Item 401.  Directors, Executive Officers, Promoters and Control Persons.

Identification of Directors and Executive Officers.

     The following table sets forth the names of all current directors and executive officers of the Company.


Name and Age                   Position and Offices           Term of Office as             Period Served
------------                   --------------------           -----------------             -------------
                                                              Director
John M. Alston, 72             President and Director         March 20, 1999 to             March 20, 1999 to
                                                              next annual meeting           present
Stephen Kohalmi, 46            Director of                    February 25, 2000 to          February 25, 2000 to
                               Technology and                 next annual meeting           present
                               Director
Glen R. Alston, 43             Chief Financial                February 25, 2000 to          February 25, 2000 to
                               Officer and Director           next annual meeting           present
Robert L. d'Artois, 54         Vice President and             February 25, 2000 to          February 25, 2000 to
                               Director                       next annual meeting           present
Richard M. Day, 57             Secretary and                  March 20, 1999 to             March 20, 1999 to
                               Director                       next annual meeting           present


     John M. Alston resides in Calgary, Alberta, Canada. Mr. Alston is a graduate of the University of N.B. with a B.Sc. in Arts. He is a Professional Geologist registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (since 1966). Since 1971, Mr. Alston has been the CEO of Savanna Resources Ltd. and since 1992, of Rhonda Mining Corporation, both junior mineral exploration companies listed on the Canadian Venture Exchange (formerly the Alberta Stock Exchange). Since 1996, Mr. Alston was instrumental in incorporating three junior capital pool companies which were listed on the Alberta Stock Exchange and subsequently completed reverse takeovers of two manufacturing companies and one high tech private network service provider, all of which are listed on the Canadian Venture Exchange. In 1999 Mr. Alston oversaw the creation of Rhonda Networks Inc. as an affiliate of Rhonda Mining to engage in the development and marketing of an Internet access gateway conceived by Mr. Stephen Kohalmi. Since the Issuer's takeover of RNI, Mr. Alston is now devoting approximately 75% of his time to the Issuer. Mr. Alston is a director of First Step Incorporated, Rhonda Mining Corporation and Savanna Resources Ltd., all public companies listed on the Canadian Venture Exchange.


     Stephen Kohalmi resides in Thornhill, Ontario, Canada. After graduating from the University of Toronto in 1975 with a Bachelor of Science (majoring in computer science) Mr. Kohalmi joined I.P. Sharp and Associates as a programming consultant, later branch manager for their German subsidiary handling administration, marketing and support services, and participating in design and implementation of a portfolio management information system. In 1979, Mr. Kohalmi joined TTL Systems Limited, assuming responsibility for systems programming and research and development of their communications terminal and developing a bond analysis system for their VAX computer. In 1999, he was cofounder of Rhonda Networks Inc., becoming their Director of Technology, developing innovational Internet related appliances for industry and consumers, including the GateCommander 2000 series of Internet access gateway systems. Mr. Kohalmi is a director of Qnetix Inc., a public company listed on the Canadian Venture Exchange.


     Glen R. Alston resides in Calgary, Alberta, Canada. Mr. Alston is the son of John M. Alston. Upon graduating from the University of Calgary with a Bachelor of Commerce degree, Mr. Alston worked with a major accounting firm. From 1991 to 1993 Mr. Alston was Chief Financial Officer for a Calgary based financial services firm and was instrumental in establishing their securities office in Calgary. Since 1993, Mr. Alston has been a director and officer of Rhonda Mining Corporation, taking over as President and CFO in 1998. Since 1996, Mr. Alston was involved in the incorporation of three junior capital pool companies and their subsequent major transactions. In 1999 with the incorporation of Rhonda Networks Inc., an affiliate of Rhonda Mining Corporation, and it's subsequent takeover by the Issuer, Mr. Alston became director and CFO of the Corporation, and has worked on both the business development and the financing of the Issuer and its predecessor.


     Robert d'Artois resides in Calgary, Alberta, Canada. In his capacity as financial consultant to Rhonda Mining Corporation and Savanna Resources Ltd., Mr. d'Artois has assisted the companies in raising capital using flow through vehicles and private placements. Mr. d'Artois is Vice President of communications of the Issuer. Mr. d'Artois' background includes many years as Owner/President of a Sales and Marketing consultancy to the broadcast and publishing industry in Canada and the United States, and attendance at St. Lawrence College in Quebec City.


     Richard M. Day resides in Salt Lake City, Utah. Mr. Day has been a licensed attorney (by the State of Utah) since 1969, having engaged in private practice (for the most part as a sole practitioner) until 1993. During 1993 Mr. Day became the sole owner, officer and director of American Registrar & Transfer Co. (which is the Issuer's transfer agent), and since that time he has devoted substantially his full time to running that business and representing it in various securities matters. Mr. Day is either an officer or director, or both, of Remington Financial Group, Inc.; Temple Mountain Industries, Inc.; Altamont Mining Co., Inc.; and Merge Tech, Inc.

Significant Employees.

     The Issuer's significant employees at the present time are limited to executive officers.


Family Relationships.

     With the exception of John M. Alston and Glen R. Alston who are father and son, there are no other family relationships between any directors or executive officers of the Company, either by blood or by marriage.


Involvement in Certain Legal Proceedings.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:
     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


Item 402.  Executive Compensation.

     No compensation was paid to any of the executive officers in the Issuer's most recent fiscal years ending June 30, 1998, and June 30, 1999 and in the six month period ended December 31, 1999 (the new fiscal year end.)

                           Summary Compensation Table

Annual Compensation                                                        Long Term Compensation

(a)                 (b)           (c)           (d)            (e)           (f)           (g)           (h)            (i)
Name               Year         Salary         Bonus          Other       Restrict      Securiti        LTIP            All
and                               ($)           ($)          Annual          ed            es          Payouts         Other
Principal                                                     Compe         Stock        Under-          ($)           Compe
                                                               n-          Award(s        lying                      n-sation
Position                                                     sation           )         Options/                        ($)
                                                               ($)           ($)          SARs
                                                                                           ($)
                                                                                           ---
Lloyd              1997           Nil           Nil            Nil           Nil           Nil           Nil            Nil
Frizzell,
(1) pres
and
CEO
                   1998           Nil           Nil            Nil           Nil           Nil           Nil            Nil
                   1999           Nil           Nil            Nil           Nil           Nil           Nil            Nil

Notes:
(1)  Lloyd Frizzell served as President until February 9, 2000.

     With the acquisition of Rhonda Networks Inc. as a wholly owned subsidiary in February 2000, non-qualified incentive stock options were granted by the Issuer to directors, executive officers, employees and contractors of Rhonda Networks, replacing options previously granted to them by Rhonda Networks and surrendered for cancellation by them at the time of the acquisition or (in the case of Richard Day) as a new incentive option.

Executive officers and directors were granted the following options:

Options granted upon acquisition of Rhonda Networks Inc.

(a)  Individual Grants


Name                  Number of                         e
                      Securities
                      Underlying Options           % of Total Options              Price
                      Granted                      Granted                         ($/share)             Expiration Date
------------------------------------------------------------------------------------------------------------------------
John M.               160,000 shares               10.6%                           $0.10                 February 28,
Alston                                                                                                   2010
CEO and
Director

Stephen               200,000 shares               13.2%                           $0.10                 February 28,
Kohalmi                                                                                                  2010
Director
of Technology

Glen R. Alston        160,000 shares               10.6%                           $0.10                 February 28,
CFO and                                                                                                  2010
Director

Robert                160,000 shares               10.6%                           $0.10                 February 28,
d'Artois                                                                                                 2010
V-P and
Director

Richard Day           160,000 shares (1)           10.6%                           $0.10                 February 28,
Secretary                                                                                                2010
and Director

Notes:
(1) These options were granted as an incentive rather than as a replacement of options previously granted by Rhonda Networks Inc. as in the case of the other individuals noted.

     No market for the Issuer's shares existed at the time the options were granted.


Compensation of Directors.

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments. There are no arrangements pursuant to which any of the Company's directors was compensated during the Company's last completed fiscal year for any service provided as director.

Employment  Contracts  and  Termination  of  Employment  and   Change-in-Control
Arrangements.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.


Item 403. Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners.

     The following table sets out the ownership of all persons known to the Issuer to be the beneficial owner of more then five percent of any class of the Issuer's voting securities:


                               Name and Address of            Amount and Nature
Title of Class                 Beneficial Owner               of Beneficial Owner           Percent of Class (3)
----------------------------------------------------------------------------------------------------------------

common shares                  Rhonda Mining                  6,000,000 shares (4)          28.7%
                               Corporation
                               810, 540 5th Ave. SW
                               Calgary, Alberta

common shares                  Dorian Trust                   6,050,000 shares  (1)         28.9%
                               c/o Gemexport                  (4)
                               Limited
                               Stevmar House
                               Rockley, Christ
                               Church
                               Barbados

common shares                  Stephen Kohalmi                4,050,000 shares  (2)         19.4%
                               19 Cavalier Crescent
                               Thornhill, Ontario

(1) 4,050,000 shares registered in name of Courage Investments Limited 2,000,000 shares registered in name of Gemexport Limited

(2) includes option on 50,000 shares at $0.10 per share exercisable within 60 days

(3) based on 20,502,300 shares outstanding + options on 427,500 shares exercisable within 60 days

(4) Due to his status as Chairman and CEO of Rhonda Mining Corporation (RMC), John M. Alston may also be deemed to control RMC although no shareholder other than Glen Alston owns in excess of 5% of the voting shares. Additionally, John
M. Alston's daughter, Yvonne Gillespie, is the Protector of the Dorian Trust, a charitable trust, and she has powers to appoint trustees and nominate beneficiaries. See the caption "Certain Relationships and Certain Transactions" of this Registration Statement.


Security Ownership of Management.

     The following table sets out the beneficial ownership of all directors and nominees of any class of equity securities of the Issuer and its parent (there are no subsidiaries) and of the directors and executive officers of the Issuer as a group:

(1)                                   (2)                            (3)                           (4)
Title of Class                 Name and Address of            Amount and Nature             Percent of Class
                               Beneficial Owner               of Beneficial Owner
------------------------------------------------------------------------------------------------------------
common shares of               John M. Alston,                265,000  (1)(6)               1.3   (3)
issuer                         director and CEO
                               23 Cambridge Place
                               NW, Calgary, Alberta
                               T2K 1P8

common shares of               Stephen Kohalmi,               4,050,000  (2)                19.4   (3)
issuer                         director of technology
                               10 Cavalier Crescent,
                               Thornhill, Ontario,
                               L4J 1K4

common shares of               Glen R. Alston,                265,000  (1)                  1.3   (3)
issuer                         director and CFO
                               604 MacEwan Drive
                               NW, Calgary,
                               Alberta,
                               T3K 3T9

common shares of               Robert d'Artois,               490,000  (1)                  2.3   (3)
issuer                         director and vice
                               president
                               Suite 702 1100 8th
                               Ave. SW, Calgary,
                               Alberta
                               T2P 3T9

common shares of               Richard M. Day,                240,000  (1)                  1.1   (3)
issuer                         director and secretary
                               342 East 900 South,
                               Salt Lake City. Utah,
                               84111

common shares of               Directors and                  5,310,000                     25.4%
issuer                         executive officers
                               above as a group

(1)                                   (2)                            (3)                           (4)
Title of Class                 Name and Address of            Amount and Nature             Percent of Class
                               Beneficial Owner               of Beneficial Owner
------------------------------------------------------------------------------------------------------------
common shares of               Glen R. Alston,                2,831,250  (4)                11.1%   (5)
parent, Rhonda                 director and CFO
Mining Corporation             604 MacEwan Drive
                               NW, Calgary,
                               Alberta,
                               T3K 3T9

(1) includes options on 40,000 shares @ $0.10 per share, exercisable within 60 days

(2) includes option on 50,000 shares @ $0.10 per share exercisable within 60 days

(3) based on 20,502,300 shares of Carmina outstanding + 427,50 options exercisable

(4) includes options on 60,000 shares of Rhonda Mining @ $0.25 (Canadian) exercisable within 60 days and 1,000,000 shares plus a warrant for an additional 1,000,000 shares (all of Rhonda Mining) owned by Unibanco Financial Corporation, a company controlled by Glen Alston

(5) based on 22,606,168 shares outstanding + 2,000,000 warrants exercisable + 877,500 options exercisable (all of Rhonda Mining)
(6) As determined elsewhere in this Registration Statement, John M. Alston family members (excluding the shares above attributed to his son, Glen R. Alston) and a charitable trust operating under the protection of one of his daughters own shares totalling 70.4% inclusive of the shares noted above. See the captions "Security ownership of certain beneficial owners" and "Certain

Relationships and Certain Transactions" of this Registration Statement.

     The Issuer has adopted a Stock Option Plan which is intended to encourage stock ownership by employees, consultants, officers and directors of the Issuer and it subsidiaries, for the following purposes: (1) that such individuals may acquire or increase their proprietary interest in the Company; (2) to induce qualified persons to become employees, officers or directors, etc.; (3) and to encourage such persons to remain in the employ of, or continue to be associated with, the Company and to put forth maximum effort for the success of the Company. The Plan encompasses both incentive stock options as well as non-qualified stock options. It is noted that since all of the options granted pursuant to the Carmina/RNI Exchange Agreement are considered to come under the Stock Option Plan, Management intends to increase the number of options available under the Plan to a maximum of 3,000,000. See "Carmina Technologies Inc. Stock Option Plan" at Exhibits.


Changes in Control.

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.


Item 404. Certain Relationships and Related Transactions.

Transactions with Management and Others.

     The only transaction in the last two years exceeding $60,000 in which the Issuer was a party and in which any then director or executive officer of the Issuer had a material interest was of the acquisition of Rhonda Networks Inc. as a wholly owned subsidiary by an Agreement Exchange dated February 9, 2000 between the Issuer and the shareholders of Rhonda Networks Inc. At the time of the takeover, Mr. John Alston was a director of the Issuer and members of his family and a charitable trust operating under the protection of one of his daughters were shareholders in the Issuer as set out below:


                          Relationship                                Shareholding                        Shareholding
                          to Issuer (As of February                   Prior                               After
Name                      2000)                                       to Transaction        (%)           Transaction      (%)
----                      -------------------------                   --------------        ---            -----------     ---
John M. Alston             Director                                        --                --           225,000
                                                                                                                            1.1%
Waltraud Alston            Spouse of John M. Alston                   225,000                             450,000
                                                                                            5.0%                            2.2%
Laurel Eckart              Daughter-in-law of John M.                 210,250                             435,250
                           Alston/Wife of Glen Alston                                       4.7%                            2.1%

David Cooper               Son-in-law of John M. Alston               225,000                             225,000
                                                                                            5.0%                            1.1%
Maxwell Clark              Son-in-law of John M. Alston               221,250                             221,250
                                                                                            4.9%                            1.1%
Yvonne Gillespie           Daughter of John M. Alston                 220,250                             220,250
                                                                                            4.9%                            1.1%
April Arvazzetti           Daughter of John M. Alston                 204,260                             204,260
                                                                                            4.5%                            1.0%
Wendy Berger               Daughter of John M. Alston                 182,300                             182,300
                                                                                            4.0%                            0.9%
Unibanco                   Controlled by Glen R. Alston,              157,875                             157,875
Financial Corporation      son of John M. Alston                                            3.5%                            0.8%

Gemexport Limited          Owned by The Dorian Trust                2,000,000              44.4%        2,000,000

Courage Investments        Owned by The Dorian Trust                       --                --         4,050,000          19.8%

Rhonda Mining              Company of which John M.                        --                --         6,000,000          29.3%
Corporation                Alston is Chairman and CEO

Notes:
(1) A charitable trust of which Yvonne Gillespie is the Protector, with the powers to appoint trustees and nominate beneficiaries.

Parents of the Issuer.

     The sole parent of the Issuer is Rhonda Mining Corporation as shown in the table under Security Ownership of Certain Beneficial Owners above. Shares of Rhonda Mining Corporation are widely held and trade on the Canadian Venture Exchange. Management control 8% of the voting shares and no shareholder owns in excess of 5% of the voting shares.


Item 503.  Summary Information and Risk Factors:

Risk Factors.

     In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained. The Company's proposed business operations will be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     Extremely Limited Assets; No Source of Revenue. The Company has virtually no assets and has had no revenue in either of its two most recent fiscal years or to the date hereof. Nor will the Company receive any revenues until it completes development of its principal product and begins sales of that product to the public. The Company can provide no assurance that sales of the product will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

     Voting Control. Due to its ownership of a majority of the shares of the Company's outstanding common stock, a small number of shareholders has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

     No Market for Common Stock; No Market for Shares. Although the Company intends to submit for listing of its common stock on the Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     Risks of "Penny Stock". The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a5l-l of the Securities and Exchange Commission. Penny stocks are stocks: (I) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (I) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Lack of Market for Equity Securities. There has been no "established public market" for the Company's common stock in the last five years. While the Company plans to qualify for listing on the NASD, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" (OTC) or the OTC Bulletin Board of the NASD.

     Section 15(g) of the Securities Exchange Act of 1934, as amended,  and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (I) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.


Item 701.  Recent Sales of Unregistered Securities.

     On January 18, 1999, 2,400,000 common shares were issued for a deemed consideration of $24,000.00 for an assignment of the TAB 99-1 through TAB 99-16 and TAB 99-25 mining claims located in Josephine County, Oregon and the TAB 99-17 through TAB 99-24 and TAB 99-26 mining claims in Del Norte County, California. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) thereof (for transactions not involving any public offering), and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration. See "Tab 99 Assignment Agreement" at Exhibits.

     Further, on February 8, 2000, 16,000,000 common shares were issued pursuant to an Agreement of Exchange with the Shareholders of Rhonda Networks Inc. which became a wholly owned subsidiary of the Issuer. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to

Section 4(2) thereof (for transactions not involving any public offering), and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration. See "Agreement of Exchange" by and between Issuer and Rhonda Networks Inc. at Exhibits.


Item 702  Indemnification of Directors and Officers.

     The Articles of Incorporation of the Issuer state that:

          "The Corporation shall indemnify any person who is or was a director to the maximum extent provided by statute."

          "The Corporation shall indemnify any person who is or was an officer, employee or agent of the Corporation who is not a director to the maximum extent provided by law, or to a greater extent if consistent with law and if provided by resolution of the Corporation's shareholders or directors, or in a contract."

          "The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation and who while a director, officer, employee, fiduciary or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan against any liability asserted against or incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under provisions of the statute."

          and that

          "A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (I) for any breach of the director's duty of loyalty to the Corporation or to its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation op law, (iii) for acts specified under Section 16-10-44 of the Utah Revised Business Corporation Act or any amended or successor provision thereof, or (iv) for any transaction from which the directors derived an improper personal benefit. If the Utah Revised Business Corporation Act is amended after this Article is adopted to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Utah Revised Business Corporation Act, as so amended."

          "Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification."

     Further, Section 16-10a-841, Utah Code Annotated (U.C.A.), specifically authorizes a Utah corporation to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if his conduct was in good faith; and he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. In addition, it also authorizes a Utah corporation to limit the liability of a director to the corporation or to its shareholders for monetary damages for any action taken or any failure to take any action as a director, except for: liability for the amount of a financial benefit received by a director to which he is not entitled; an intentional infliction of harm on the corporation or the shareholders; a violation of section 16-10a-842, U.C.A.; or an intentional violation of criminal law.


                                     PART II

Item 1. Index to Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit

Number        Description
------        -----------

1             Financial Statements   [Jones, Jensen]

2 Agreement of Exchange w/ Carmina Technologies Inc. Stock Option Plan and Stock Option Agreement

3             Restated Articles of Incorporation of Carmina Technologies Inc.
              with Articles of Amendment to Articles of Incorporation of The Americas Mining Corporation. (Note: No By-Laws created)

10.1          TAB 99 Assignment Agreement

10.2          Syndicate Agreement (TAB 99)

21            Rhonda Networks Inc. - Articles of Incorporation


Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CARMINA TECHNOLOGIES INC.

Date: May 16, 2000           By /s/
                                ------------------------------------------------
                                   John M. Alston, Director and President

Date: May 16/00              By /s/
                                ------------------------------------------------
                                   Robert d'Artois, Director and Vice President

Date: May 16/00              By /s/
                                ------------------------------------------------
                                   Richard M. Day, Director and Sec/Treasurer

                             JONES, JENSEN & COMPANY
                          CERTIFIED PUBLIC ACCOUNTANTS


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carmina Technologies Inc. and Subsidiary
(Formerly The Americas Mining Corporation)
(A Development Stage Company)
Calgary, Canada

We have audited the accompanying consolidated balance sheet of Carmina Technologies, Inc. and Subsidiary (formerly The Americas Mining Corporation) (a development stage company) as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows from inception on May 7, 1999 to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carmina Technologies, Inc. and Subsidiary (formerly The Americas Mining Company)(a development stage company) as of December 31, 1999 and the consolidated results of their operations and their cash flows from inception on May 7, 1999 to December 31, 1999 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is a development stage company and has no operating concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
April 8, 2000

                           CARMINA TECHNOLOGIES, INC.
                                 AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

                                 C O N T E N T S


Independent Auditors' Report............................................... 3

Consolidated Balance Sheet ................................................ 4

Consolidated Statement of Operations....................................... 5

Consolidated Statement of Stockholders' Equity............................. 6

Consolidated Statement of Cash Flows....................................... 7

Notes to the Consolidated Financial Statements............................. 8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carmina Technologies, Inc. and Subsidiary
(Formerly The Americas Mining Corporation)
(A Development Stage Company)
Calgary, Canada


We have audited the accompanying consolidated balance sheet of Carmina Technologies, Inc. and Subsidiary (formerly The Americas Mining Corporation) (a development stage company) as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows from inception on May 7, 1999 to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carmina Technologies, Inc. and Subsidiary (formerly The Americas Mining Company) (a development stage company) as of December 31, 1999 and the consolidated results of their operations and their cash flows from inception on May 7, 1999 to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is a development stage company and has no operating capital which together raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
Salt Lake City, Utah
April 8, 2000

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                           Consolidated Balance Sheet


                                                                    December 31,
                                                                       1999
                                                                    ------------

CURRENT ASSETS

   Cash                                                             $    3,417
   Tax refund receivable                                                 2,136
   Accounts receivable                                                  13,486
                                                                    ----------

     Total Current Assets                                               19,039
                                                                    ----------

OTHER ASSETS

   Marketable securities                                                13,000
                                                                    ----------

     Total Other Assets                                                 13,000
                                                                    ----------

     TOTAL ASSETS                                                   $   32,039
                                                                    ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES

   Accounts payable                                                 $   24,189
                                                                    ----------

     Total Current Liabilities                                          24,189
                                                                    ----------

STOCKHOLDERS' EQUITY

   Common stock: 40,000,000 shares authorized
    of no par, 20,502,300 shares issued and outstanding                316,649
   Deficit accumulated during the development stage                   (308,799)
                                                                    ----------

     Total Stockholders' Equity                                          7,850
                                                                    ----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $   32,039
                                                                    ==========

The accompanying notes are an integral part of these consolidated financial statements.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                      Consolidated Statement of Operations


                                                                    From
                                                                Inception on
                                                                   May 7,
                                                                1999 Through
                                                                December 31,
                                                                    1999
                                                                ------------

REVENUES                                                        $     2,136

COST OF GOODS SOLD                                                    1,942
                                                                -----------

GROSS PROFIT                                                            194
                                                                -----------

EXPENSES

   General and administrative                                         4,142
   Research and development                                           8,346
   Consulting fees                                                  126,974
   Management fees                                                  169,445
                                                                -----------

     Total Expenses                                                 308,907
                                                                -----------

LOSS FROM OPERATIONS                                               (308,713)
                                                                -----------

OTHER INCOME (EXPENSE)

   Interest expense                                                     (86)
                                                                -----------

     Total Other Income (Expense)                                       (86)
                                                                -----------

NET LOSS                                                        $  (308,799)
                                                                ===========

BASIC LOSS PER SHARE                                            $     (0.05)
                                                                ===========

The accompanying notes are an integral part of these consolidated financial statements.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Consolidated Statement of Stockholders' Equity

                                                                       Deficit
                                                                     Accumulated
                                                                     During the
                                                 Common Stock        Development
                                           ----------------------  -------------
                                             Shares       Amount       Stage
                                           -----------  ---------  -------------

Balance, inception on May 7, 1999                 --    $    --    $      --

Common stock issued for services
 and cash at $0.02 per share                16,000,000    313,406         --

Common stock issued in
 recapitalization                            4,502,300      3,243         --

Net loss from inception on May 7, 1999
 through December 31, 1999                        --         --       (308,799)
                                           -----------  ---------  -----------

Balance, December 31, 1999                  20,502,300  $ 316,649  $  (308,799)
                                           ===========  =========  ===========


The accompanying notes are an integral part of these consolidated financial statements.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                      Consolidated Statement of Cash Flows

                                                                                                  From
                                                                                               Inception on
                                                                                                  May 7,
                                                                                               1999 Through
                                                                                               December 31,
                                                                                                  1999
                                                                                               ------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                                                    $  (308,799)
   Adjustments to reconcile net loss to net cash used by operating activities:
     Stock issued for services                                                                     256,117
   Changes in operating assets and liabilities:
     (Increase) decrease in receivables                                                            (15,622)
     Increase (decrease) in accounts payable                                                        24,189
                                                                                               -----------

       Net Cash Used by Operating Activities                                                       (44,115)

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of marketable securities                                                               (13,000)
                                                                                               -----------

     Net Cash Used by Investing Activities                                                         (13,000)
                                                                                               -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Cash received in recapitalization                                                                 3,243
   Issuance of common stock for cash                                                                57,289
                                                                                               -----------

       Net Cash Provided by Financing Activities                                                    60,532
                                                                                               -----------

NET INCREASE IN CASH                                                                                 3,417

CASH AT BEGINNING OF PERIOD                                                                           --
                                                                                               -----------

CASH AT END OF PERIOD                                                                          $     3,417
                                                                                               ===========

CASH PAID FOR:

   Interest                                                                                    $      --
   Income taxes                                                                                $      --

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services                                                            $   256,117


The accompanying notes are an integral part of these consolidated financial statements.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 1 -  ORGANIZATION AND HISTORY

          The consolidated financial statements presented include those of Carmina Technologies, Inc. (formerly The Americas Mining Corporation) (a development stage company) and its wholly-owned subsidiary Rhonda Networks, Inc. Collectively, they are referred to herein as "the Company."

          Carmina Technologies, Inc. (Carmina) was incorporated under the laws of the State of Utah on March 5, 1973 under the name of "Investors Equity, Inc." In 1991, the Company changed its name to "The Americas Mining Corporation." In January of 2000, the Company changed its name to "Carmina Technologies, Inc."

          On February 9, 2000, the Company completed an Agreement and Plan of Reorganization whereby Carmina issued 16,000,000 shares of its common stock in exchange for all of the outstanding common stock of Rhonda Networks, Inc. (Rhonda).

          The reorganization was accounted for as a recapitalization of Rhonda because the shareholders of Rhonda control the Company after the acquisition. Therefore, Rhonda is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Carmina. Carmina is the acquiring entity for legal purposes and Rhonda is the surviving entity for accounting purposes.

          Carmina was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have a potential for profit.

          Rhonda, a wholly owned subsidiary, was incorporated under the laws of the Province of Alberta, Canada on May 7, 1999. It was incorporated for the purpose of developing and marketing its low-cost, high-capability multipurpose communications wizard and Linux based GateCommander and Smart-Home networking technologies. The GateCommander 2000 technology combines firewall, virtual private networking, network and system monitoring, e-mail and domain name services, paging and fax with voice over IP, and dynamic web services. The Smart-Home network management system offers homeowners control over heating, air conditioning, lighting, appliance management, switches and outlets, home security and motion and fire detection zones.

          a. Accounting Method

          The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

          b. Cash and Cash Equivalents

          Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 1 -  ORGANIZATION AND HISTORY (Continued)

          c. Basic Loss Per Share

          The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of stock warrants and options, have not been included in the calculation as their effect is antidilutive for the period presented.

                                                                     From
                                                                  Inception on
                                                                     May 7,
                                                                  1999 Through
                                                                  December 31,
                                                                     1999
                                                                  ------------

          Numerator - loss                                        $  (308,799)
          Denominator - weighted average number of
            shares outstanding                                       5,635,633
                                                                  ------------

          Loss per share                                          $     (0.05)
                                                                  ===========

          d. Provision for Taxes

          At December 31, 1999, the Company had net operating loss carryforwards of approximately $308,000 that may be offset against future taxable income through 2019. No tax benefit has been reported in the consolidated financial statements, because the Company believes there The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          f. Revenue Recognition

          The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 1 -  ORGANIZATION AND HISTORY (Continued)

          g. Principles of Consolidation

          The consolidated financial statements include those of Carmina Technologies, Inc. and its wholly owned subsidiary, Rhonda Networks, Inc. All significant intercompany accounts and transactions have been eliminated.

NOTE 2 -  GOING CONCERN

          The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to continue in the development and marketing of its Linux based GateCommander server appliance and its Smart-Home technology. Additionally, the Company intends to market support services for these products and to act as a reseller for other products which it feels are complimentary to the Company's goals. Until that time, shareholders of the Company have committed to meeting its minimal operating needs.

NOTE 3 -  WARRANTS AND OPTIONS

          A summary of the status of the Company's warrants and options as of December 31, 1999 and changes during the period ending December 31, 1999 is presented below:

                                                                     Weighted
                                                                      Average
                                                                     Exercise
                                           Warrants      Options      Price
                                           --------      -------      -----

          Outstanding, May 7, 1999               --           --    $     --
                Granted                     3,350,000      505,000       0.13
                Expired                          --           --          --
                Exercised                  (3,350,000)        --         0.14
                                          -----------  -----------  ---------

          Outstanding, December 31, 1999         --        505,000  $    0.07
                                          ===========  ===========  =========

          Exercisable, December 31, 1999         --        505,000  $    0.07
                                          ===========  ===========  =========

          On February 9, 2000 the 505,000 options were cancelled and 1,490,000 options at $0.10 per share were issued.

                              AGREEMENT OF EXCHANGE

     THIS AGREEMENT OF EXCHANGE is made and entered into on the __ th day of February, 2000, by and between CARMINA TECHNOLOGIES INC. (a Utah corporation hereinafter referred to as "CARMINA"), and the undersigned shareholders in
RHONDA NETWORKS INC. (an Alberta corporation hereinafter referred to as "RHONDA") (hereinafter sometimes referred to jointly and severally as "SHAREHOLDERS") and the undersigned option holders in RHONDA NETWORKS INC.,
WITNESSETH:

     WHEREAS RHONDA is a privately held corporation owned by SHAREHOLDERS (who collectively own 100% of the shares of RHONDA); and,

     WHEREAS RHONDA has heretofore expended substantial effort and money in development of its product line consisting of the GateCommander 2000 Internet gateway and server appliances (hereafter referred to as "GateCommanders"), in market research and test marketing projects, and in developing a Current
Marketing Plan; intends to commence marketing its product in the immediate future in selected target markets in the United States and Canada but recognizes that substantial additional money (which RHONDA estimates to be $3,000,000.00) will be necessary to finance implementation of its plan; and the SHAREHOLDERS believe that utilization of a publicly held corporation will facilitate raising of money for this program; and,

     WHEREAS SHAREHOLDERS desire to exchange their shares in RHONDA for shares in CARMINA and CARMINA desires to acquire RHONDA as a subsidiary, all on the terms provided herein;

     NOW, THEREFORE, in consideration of the premises aforesaid, the shares to be exchanged pursuant hereto, and of the mutual agreements herein contained, receipt and the sufficiency of which consideration CARMINA and the SHAREHOLDERS hereby acknowledge, CARMINA and the SHAREHOLDERS hereby represent and warrant, further acknowledge, and agree as follows:


                              WARRANTIES OF CARMINA

          CARMINA hereby represents and warrants that:

1.01:     The  premises  set forth  above  which  pertain to it are true.

1.02: CARMINA is duly organized and validly existing under the laws of the State of Utah, and it is now and will as of closing hereof be in good standing under the laws of that state and entitled to own properties and to conduct business therein. No representation is made that CARMINA is qualified to do business in any other jurisdiction.

1.03: (a) CARMINA's entire authorized capital stock will, immediately preceding consummation consist of 50,000,000 shares consisting of 10,000,000 shares of no par value preferred stock of which none will be issued and 40,000,000 shares of no par value common stock of which 4,502,300 shares will immediately prior to closing hereof be issued (immediately after closing hereof an additional 16,000,000 shares of CARMINA will be issued). (b) There are not now, and as of closing hereof will not be, any outstanding options, warrants, or rights of any kind to purchase from or sell to CARMINA, or to cause it to issue, any shares of its capital stock, except as set forth in Schedule "B" hereto.

1.04: CARMINA has at present approximately 400 shareholders of record, but makes no representation or warranty in respect of the beneficial owners of, or the nature of any market for, its issued shares.

1.05: CARMINA does not now nor will it as of closing hereof ow or control any capital stock of any other corporation.

1.06: There has and as of closing hereof will have been no material adverse change in CARMINA's financial condition as reflected by the audited financial statements attached as Exhibit "A" to its disclosure statement dated December 31, 1999, which statements fairly represent in all material respects the financial condition of CARMINA as at the date indicated.

1.07: As of closing hereof all tax returns of CARMINA which ar due to be filed will have been filed, and all taxes or other amounts for which CARMINA is liable in connection therewith will have been paid. CARMINA has no knowledge of any unassessed tax deficiencies proposed or threatened against it or its subsidiaries.

1.08: Consummation of the transactions contemplated by this agreement will not result in the breach of any term or provision of the governing instruments of CARMINA.

1.09: There are not now and as of closing hereof will be no actions or proceedings pending by or against CARMINA, and (excepting this agreement and a 1 page document appointing American Registrar and Transfer Company as its transfer agent) it is a party to any material agreements.

1.10: The shares of CARMINA to be issued pursuant hereto will be, when issued as provided herein, validly issued and outstanding, fully paid and non-assessable.

1.11: CARMINA is at present not required to file any reports under the Securities Exchange Act of 1934, and it has not heretofore done so.

1.12:     CARMINA  makes  no  other  or  further   representation   or  warranty
          excepting as contained herein.


                           WARRANTIES OF SHAREHOLDERS

          SHAREHOLDERS hereby jointly and severally represent and warrant that:

2.01: The premises set forth above which pertain to them and RHONDA are true.

2.02: RHONDA is duly organized and validly existing under the Alberta Business Corporations Act, and it is now and will as of closing hereof be in good standing under the laws of Alberta and entitled to own properties and to conduct business therein. No representation is made that RHONDA is qualified to do business in any other jurisdiction.

2.03: (a) RHONDA's authorized capital consists of unlimited shares of no par value common stock and unlimited preferred shares. Six million common shares have been issued to the SHAREHOLDERS as fully paid shares as set forth in Schedule "A" hereto. No preferred shares have been issued. (b) There are not now, and as of closing hereof will not be, any outstanding options, warrants, or rights of any kind to purchase from or sell to RHONDA, or to cause it to issue, any shares of its capital stock over and above those specified in Schedule "B" hereto.

2.04: Only the 13 persons specified in Schedules "A" and/or "B above have any right, title or interest in or to any shares of RHONDA.

2.05: RHONDA has, and as of closing hereof will have, no subsidiaries, nor does or will it own or control any capital stock of any other corporation

2.06: There has and as of closing hereof will have been no material adverse change in RHONDA's financial condition from that reflected in its financial statements dated December 31, 1999 (attached hereto as Exhibit "B" which statements fairly represent in all material respects RHONDA's financial condition as at the date indicated.

2.07: As of closing hereof all tax returns of RHONDA which are due to be filed will have been filed, and all taxes or other amounts for which RHONDA is liable in connection therewith will have been paid. SHAREHOLDERS have no knowledge of any unassessed tax deficiencies proposed or threatened against RHONDA.

2.08: Consummation of the transactions contemplated by this agreement will not result in the breach of any term or provision of the governing instruments of RHONDA, as amended, nor of any material agreements(s) to which RHONDA is a party.

2.09: There are not now and as of closing hereof will be no actions or proceedings pending by or against RHONDA.

2.10: The shares of RHONDA to be exchanged to CARMINA pursuant hereto will be, when registered in CARMINA's name as provided for herein, validly issued and outstanding, fully paid and non- assessable.

2.11:     SHAREHOLDERS   make  no  other  further   representation  or  warranty
          excepting as contained herein.


                               EXCHANGE OF SHARES

3.01: In consideration and exchange for the specific number of CARMINA shares specified as to each of them in paragraph 3.02 below, SHAREHOLDERS each hereby sell at a deemed price of $0.10 per share, transfer and assign to CARMINA all of their respective right, title and interest in and to the RHONDA shares designated in respect of each SHAREHOLDER in paragraph 2.03 (a) hereof, including but not limited to the right to have certificates representing the RHONDA shares in question originally issued by RHONDA transferred into CARMINA's name and delivered to its transfer agent.

3.02: In exchange for the RHONDA shares to be exchanged to it pursuant to paragraph 3.01 above,

          CARMINA will issue and deliver to each SHAREHOLDER a certificate registered in the SHAREHOLDER's name which represents such number of shares of CARMINA's common stock as equals 2 times the number of shares of RHONDA that the particular SHAREHOLDER is exchanging to CARMINA pursuant hereto as set out in Schedule "A" hereto.


                                     CLOSING

4.01:     Closing  of  this  Agreement  of  Exchange  shall  be  effectuated  by delivery of the following to CARMINA's transfer agent American Registrar & Transfer Co. ("ARTCO"), 342 East 900 South, Salt Lake City, Utah 84111: a fully executed (in the original) counterpart hereof; Share certificates aggregating 8,000,000 common shares of RHONDA duly signed off by the respective SHAREHOLDERS; and a Resolution of CARMINA's board of directors authorizing and directing ARTCO to issue certificates registered in the respective names of the SHAREHOLDERS which represent the CARMINA shares specified in paragraph
          3.02 above as to each, and to deliver such certificates to SHAREHOLDERS (which ARTCO may do by registered or certified mail, return receipt requested, addressed to each SHAREHOLDER at their addresses provided below for that purpose).

4.02: "Closing" of this agreement shall be deemed to have occurred at such time as all of the documents specified in paragraph 4.01 as being necessary to effectuate closing have been delivered to ARTCO and it deposits all of the certificates described in paragraph 4.01 above in the mail, postage prepaid and in the manner provided for in said paragraph.

4.03: In the event that this agreement has not closed by February 29, 2000, then effective as of the close of ARTCO's business (at 3:30 p.m.) on that day this Agreement of Exchange, and all of the terms and provisions herein contained, shall automatically (without any requirement of notice) be and thereafter remain void and of no further force nor effect.


               ACKNOWLEDGEMENTS CONCERNING SHARES TO BE EXCHANGED

5.01: Each of the parties hereto acknowledge that the shares which they will acquire pursuant to the exchange provided for hereby are "restricted" securities, which is to say that such shares will have been acquired (directly or indirectly from their respective issuers) in a transaction not involving any public offering. Accordingly, neither the shares nor transaction(s) in question have been registered under either the Securities Act of 1933 (the "Act") or the securities laws of any state, but said shares will be issued in reliance on the exemption from the registration requirements of Section 5 of the Act provided by Section 4 (2) thereof (for transactions not involving any public offering), and from any state registration by applicable non-public offering exemptions.

5.02: (a) SHAREHOLDERS acknowledge that they have each receive and reviewed CARMINA's audited financial statements as at December 31 of 1999 and 1998, and been afforded such access to other books and records of CARMINA, and the opportunity to ask such questions regarding CARMINA (to which they received satisfactory answers), as they have deemed necessary and appropriate; (b) CARMINA acknowledges that SHAREHOLDERS have heretofore furnished its agents with such information concerning RHONDA and its financial condition as CARMINA has desired, and that it is a corporate entity of sufficient business experience and acumen to evaluate the merits and risks of this transaction.

5.03: Each of the parties hereto represents that the shares being acquired by them are being purchased for their own respective accounts, for purposes of investment, and not with a purpose or intent of making any public distribution of said shares.

5.04: Each of the parties hereto acknowledges and consents tha all certificates representing any of the shares to be exchanged pursuant hereto will be imprinted with the standard form restrictive investment legend utilized by CARMINA's transfer agent (which legend is to the effect that the shares are not registered under the Securities Act of 1933, and cannot be sold, hypothecated or transferred without such registration unless an appropriate exemption from registration is available as evidenced by an opinion of counsel satisfactory to the issuer and the Transfer Agent). The parties further acknowledge their familiarity with the fact, content and legal effect of the provisions of Rule 144 promulgated by the Securities and Exchange Commission which generally governs offers, resale, or delivery after sale of restricted securities in the United States, or by and through the means or instrumentalities of United States commerce or its mails.

5.05: The parties hereto hereby consent to placement of "stop transfer" instructions on the transfer records of the issuer of all of the shares to be issued hereunder which are sufficient in the issuing transfer agent's sole judgment to ensure compliance with the restrictive legend to be imprinted on the certificates in question.

5.06: Each of the parties hereby acknowledges that they have consulted, to the extent that each has deemed it necessary or prudent to do so, with their own attorneys and advisors in respect of the legal effect and tax consequences to them of entering into this agreement, and that in entering into this agreement they are not relying on the advice or any representation (excepting only such as may be specifically set forth herein) of any other party (or any representative of a party)hereto.


                    ADDITIONAL ACKNOWLEDMENTS and AGREEMENTS

6.01: All parties hereto acknowledge that RHONDA has options outstanding as set forth in Schedule "B" hereto and agree to exchange the said options for new options to be issued by CARMINA in the number of shares and exercisable on or before the expiry dates and at the share prices as set forth in Schedule "B", the new option agreements be in the form set forth in Schedule "C" hereof.

6.02: The parties hereto acknowledge that in order to have quotations of CARMINA's shares published on the Bulletin Board it will be necessary to register CARMINA with the Securities Exchange Commission after which it will be a "reporting company" under the Securities Exchange Act of 1934; accordingly SHAREHOLDERS agree that promptly after the deemed closing the new management of CARMINA shall prepare and file a Form 10 in order to have CARMINA become a "reporting company".


                                  MISCELLANEOUS

8.01:     The  validity,   interpretation  of  terms  and  performance  of  this
          agreement shall be governed by and construed under the laws of the State of Utah.

8.02: The representations and warranties made herein shall survive closing hereof.

8.03: All monetary figures stated in this Agreement are in United States dollars.


     IN WITNESS WHEREOF, the parties hereto hereby execute this Agreement of Exchange (consisting of 24 pages including this page) with the purpose and intent of making it effective as of the date first written above:

                                              SHAREHOLDERS

                                              RHONDA MINING CORPORATION

                                              per

                                              COURAGE INVESTMENTS LIMITED

                                                                per


Witness
                                              STEPHEN KOHALMI

Witness

                                              ROBERT D'ARTOIS

Witness

                                              JUDITH STOETERAU

Witness

                                              JOHN M. ALSTON

Witness

                                              WALTRAUD ALSTON

Witness

                                              GLEN R. ALSTON

Witness

                                              LAUREL ALSTON

Witness_____________________________          __________________________________
                                              DALE MAH


                                              OPTION HOLDERS

Witness_____________________________          __________________________________
                                              NORMA BECERRA

Witness__________________________             __________________________________
                                              CEDRIC PUDDY

Witness___________________________            __________________________________
                                              BRIAN FALTER


                                              CARMINA TECHNOLOGIES INC.


                                              Per_______________________________

                                 ACKNOWLEDGEMENT

     The undersigned, being first duly sworn, hereby acknowledges that he is the Secretary of CARMINA TECHNOLOGIES INC., a Utah corporation; that he is authorized by appropriate action of the board of directors of said corporation to execute the foregoing Agreement of Exchange on its behalf; and, that he did in fact execute the same as and for the act of said corporation.


                                               RICHARD M. DAY

     SUBSCRIBED and SWORN to before me this    day of                      .
                                               -



                                               NOTARY PUBLIC
                                               Residing in Salt Lake City, Utah

My Commission Expires:

                                  Schedule "A"
                                       To

                              Agreement of Exchange
                             Dated February __ ,2000


                                           Number of                 Number of
                                             Shares                   Shares
Shareholder:                                (Rhonda)                 (Carmina)
------------                                --------                 ---------
Rhonda Mining Corporation                     3,000,000              6,000,000
Stephen Kohalmi                               2,000,000              4,000,000
Robert d'Artois                                 225,000                450,000
Judith Stoeterau                                180,000                360,000
Courage Investments                           2,025,000              4,050,000
John M. Alson                                   112,500                225,000
Waltraud Alston                                 112,500                225,000
Glen R. Alston                                  112,500                225,000
Laurel Eckart                                   112,500                225,000
Dale Mah                                        120,000                240,000
                                              ---------             ----------

Total                                         8,000,000             16,000,000
                                              =========             ==========

                                               Schedule "B"
                                                    To
                                          Agreement of Exchange
                                         Dated February __ ,2000





                          Outstanding Rhonda                 Replacement
Option Holder                 Options (1)                Americas Options(2)
                         --------------------         -----------------------


                         No. Shares     Price         No. Shares        Price
                                         (C$)                            (C$)
                         ----------     -----         ----------        -----
Stephen Kohalmi           100,000       0.10            200,000          0.10
Robert d'Artois            80,000       0.10            160,000          0.10
Judith Stoeterau           70,000       0.10            140,000          0.10
John M. Alston             80,000       0.10            160,000          0.10
Glen R. Alston             80,000       0.10            160,000          0.10
Norma Becerra              20,000       0.10             40,000          0.10
Dale Mah                   45,000       0.10             90,000          0.10
Cedric Puddy              100,000       0.10            200,000          0.10
Brian Falter              100,000       0.10            200,000          0.10
                          -------       ----         ----------          ----

Total                     675,000                    1,350,000
                          =======                    =========


(1)  Options expire October 1, 2003
(2)  Options expire February 28, 2010

                            CARMINA TECHNOLOGIES INC.
                                STOCK OPTION PLAN

     1. Purpose: Restrictions on Amount Available Under the Plan. This Stock Option Plan (the "Plan") is intended to encourage stock ownership by employees, consultants, officers and directors of CARMINA TECHNOLOGIES INC., (the "Corporation"), its divisions and Subsidiary Corporations, so that they may acquire or increase their proprietary interest in the Corporation; to induce qualified persons to become employees, officers or directors of or consultants to the Corporation (whether or not they become employees); and to encourage such employees, officers, directors and consultants to remain in the employ of or continue to be associated with the Corporation and to put forth maximum efforts for the growth and success of the Corporation's business. It is further intended that options granted by the Committee pursuant to Section 6 of this Plan shall constitute "incentive stock options" ("Incentive Stock Options") within the meaning of Section 422 of the Internal Revenue Code, and the regulations issued thereunder, and that options granted by the Committee pursuant to Section 7 of this Plan shall constitute "non-qualified stock options" ("Non-qualified Stock Options").

     2. Definitions. As used in this Plan, the following words and phrases shall have the meanings indicated:

     (a) "Disability" shall mean an Optionee's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months.

     (b) "Market Value" per share as of a particular date shall mean the last sale price of the Corporation's Common Stock as reported on a national securities exchange or on the NASDAQ National Market System or, if a last sale reporting quotation is not available for the Corporation's Common Stock, the average of the bid and asked prices of the Corporation's Common Stock as reported by NASDAQ or on the electronic bulletin board, or if not so reported, as listed in the National Quotation Bureau, Inc.'s "Pink Sheets" or, if such quotations are unavailable, the value determined by the Committee (as hereinafter defined) in accordance with their discretion in making a bona fide, good faith determination of fair market value. Market Value shall be determined without regard to any restriction other than a restriction which, by its terms, will never lapse.

     (c) "Internal Revenue Code" shall mean the United States Internal Revenue Code of 1986, as amended from time to time (codified at Title 26 of the United States Code) (the "Internal Revenue Code"), and any successor legislation.

     (d) "Parent Corporation" shall mean any corporation (other than the employer corporation) in an unbroken chain of corporations ending with the employer corporation if, at the time of granting an option, each of the corporations other than the employer corporation owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

     (e) "Subsidiary Corporation shall mean any corporation (other than the employer corporation) in an unbroken chain of corporations beginning with the employer corporation if, at the time of granting an option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

     3. Administration.

     (a) (1) The Plan shall be administered by the Compensation Committee (the "Committee"), consisting of not less than two members, appointed by the Corporation's Board of Directors (the "Board"). Alternatively, in the absence of a designated committee, the entire Board shall serve as the Committee.

     (2) At such time, if ever, as the Corporation registers a class of its securities pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Committee members shall be required to be members of the Board, each of whom must be "disinterested" within the meaning of Rule 16b-3(c)(2)(i) under the 1934 Act, or alternatively, in the absence of a designated and qualified committee, the entire Board shall serve as the Committee. Options granted hereunder at any time when any Committee member is not "disinterested" within the meaning of Rule 16b-3(c)(2)(i) under the 1934 Act shall not qualify as exempt purchases under Rule 16b-3 of the 1934 Act. At all times after the Corporation registers a class of securities under the 1934 Act, the Committee shall endeavor to administer the Plan and grant options hereunder in a manner that is compatible with the obligations of persons subject to Section 16 of the 1934 Act, although compliance with Section 16 is the obligation of the Optionee, not the Corporation. Neither the Board nor the Corporation assumes any responsibility for an Optionee's compliance with his obligations under Section 16 of the 1934 Act.

     (b) The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including (without limitation): the authority to grant options; to determine which options shall constitute Incentive Stock Options and which options shall constitute Non-qualified Stock Options; to determine the purchase price of the shares of Common Stock covered by each option (the "Option Price"); to determine the persons to whom, and the time or times at which, options shall be granted; to determine the number of shares to be covered by each option; to determine Market Value per share; to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the Option Agreements (which need not be identical) entered into in connection with options granted under the Plan; and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

     (c) The Board shall fill all vacancies, however caused, in the Committee. The Board may from time to time appoint additional members to the Committee, and may at any time remove one or more Committee members and substitute others. One member of the Committee shall be selected by the Board as chairman. The Committee shall hold its meetings at such times and places as it shall deem advisable. Options granted under the Plan shall be evidenced by duly adopted resolutions of the Committee included in the minutes of the meeting at which they are adopted or in a unanimous written consent.

     (d) No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any option granted hereunder.

     4. Eligibility.

     (a) Subject to certain limitations hereinafter set forth, options may be granted to employees of consultants to and officers and directors (whether or not they are employees) of the Corporation or its present or future divisions and Subsidiary Corporations. In determining the persons to whom options shall be granted and the number of shares to be covered by each option, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Corporation and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan. A person to whom an option has been granted hereunder is sometimes referred to herein as an "Optionee."

     (b) An Optionee shall be eligible to receive more than one grant of an option during the term of the Plan, on the terms and subject to the restrictions herein set forth.

     5. Stock Reserved.

     (a) The stock subject to options hereunder shall be shares of the Corporation's Common Stock, no par value per share ("Common Stock"). The aggregate number of shares of Common Stock as to which options may be granted from time to time under the Plan, and the aggregate number which may be issued to officers and directors, shall not exceed 2,000,000. Such shares may, in whole or in part, be authorized but unissued shares or shares that shall have been or that may be reacquired by the Corporation. The limitations established by this
Section 5(a) shall be subject to adjustment as provided in Section 8(i) hereof.

     (b) In the event that any outstanding option under the Plan for any reason expires or is terminated without having been exercised in full, the shares of Common

Stock allocable to the unexercised portion of such option (unless the Plan shall have been terminated) shall become available for subsequent grants of options under the Plan.

     6. Incentive Stock Options.

     (a) Options granted pursuant to this Section 6 are intended to constitute Incentive Stock Options and shall be subject to the following special terms and conditions, in addition to the general terms and conditions specified in Section 8 hereof. Only employees of the Corporation shall be entitled to receive Incentive Stock Options.

     (b) The aggregate Market Value (determined as of the date the Incentive Stock Option is granted) of the shares of Common Stock with respect to which Incentive Stock Options granted under this and any other plan of the Corporation or any Parent Corporation or Subsidiary Corporation are exercisable for the first time by an Optionee during any-calendar year may not exceed the amount (generally, $100,000 per year) set forth in Section 422(d) of the Internal Revenue Code.

     (c) Incentive Stock Options granted under this Plan are intended to satisfy all requirements for incentive stock options under Section 422 of the Internal Revenue Code and the Treasury Regulations thereunder and, notwithstanding any other provision of this Plan, the Plan and all Incentive Stock Options granted under it shall be so construed, and all contrary provisions shall be so limited in scope and effect and, to the extent they cannot be so limited, they shall be void.

     7. Non-qualified Stock Options. Options granted pursuant to this Section 7 are intended to constitute Non-qualified Stock Options and shall be subject only to the general terms and conditions specified in Section 8 hereof.

     8. Terms and Conditions of Options. Each option granted pursuant to the Plan shall be evidenced by a written Option Agreement between the Corporation and the Optionee, which agreement shall be substantially in the form of Exhibit "A" attached hereto as modified from time to time by the Committee in its discretion, and which shall comply with and be subject to the following terms and conditions:

     (a) Number of Shares. Each Option Agreement shall state the number of shares of Common Stock to which the option relates.

     (b) Type of Option. Each Option Agreement shall specifically identify the portion, if any, of the option which constitutes an Incentive Stock Option and the portion, if any, which constitutes a Non-qualified Stock Option.

     (c) Option Price. (i) Each Option Agreement shall state the Option Price, which (except as otherwise set forth in paragraphs 8(c)(ii) arid 8(c)(iii) hereof) shall be not less than 100% of the Market Value per share on the date of grant of the option.

          (ii) Any Incentive Stock Option granted under the Plan to a person owning more than ten percent of the total combined voting power of the Common Stock shall be exercisable at a price no less than 110% of the Market Value per share on the date of grant of the Incentive Stock Option.

          (iii) Any Non-qualified Stock Option granted under the Plan shall be exercisable at a price no less than 85% of the Market Value per share on the date of grant of the Non-qualified Stock Option.

          (iv) The Option  Price shall be subject to  adjustment  as provided in
Section 8(i) hereof.

          (v) The date on which the Committee adopts a resolution expressly granting an option shall be considered the day on which such option is granted, unless a future date is specified in the resolution.

     (d) Term of Option. Each Option shall be exercisable during the exercise period as and at the times the Committee, in its sole discretion, may determine, as reflected in tile Option Agreement; provided, however:

          (i) The exercise period shall not exceed ten years from the date of grant of the option.

          (ii) Incentive Stock Options granted to a person owning more than ten percent of the total combined voting power of the Common Stock of the Corporation shall be for no more than five years;

          (iii) The Committee shall have the authority to accelerate or extend the exercisability of any outstanding option at such time and under such circumstances as it, in its sole discretion, deems appropriate. No exercise period may be extended to increase the term of the option beyond ten years from the date of the grant.

          (iv) The exercise period shall be subject to earlier termination as provided in Sections 8(f) and 8(g) hereof, and furthermore shall be terminated upon surrender of the option by the holder thereof if such surrender has been authorized in advance by the Committee.

     (e) Method of Exercise and Medium and Time of Payment.

          (i) Each exercise of an option granted hereunder, whether in whole or in part, shall be by written notice to the Secretary of the Corporation designating the number of shares as to which the option is exercised, and shall be accompanied by payment in fall of the Option Price (in cash, shares or property) for the number of shares so designated, together with any written statements reasonably required by the Company in order to fulfill its obligations under any applicable securities laws.

          (ii) The Option Price shall be paid in cash, in shares of Common Stock having a Market Value equal to such Option Price or in property or in a combination of cash, shares of Common Stock and property, and (subject to approval of the Board of Directors) may be effected in whole or in part (A) with monies received from the Corporation at the time of exercise as a compensatory cash payment, or (B) with monies borrowed from the Corporation pursuant to repayment terms and conditions as shall be determined from time to time by the Committee, in its discretion, separately with respect to each exercise of options and each Optionee; provided, however, that each such method and time for payment and each such borrowing and terms and conditions of repayment shall be permitted by and be in compliance with applicable law.

          (iii) The Board of Directors shall have the sole and absolute discretion to determine whether or not property other than cash or Common Stock may be used to purchase the shares of Common Stock hereunder and, if so, to determine the value of the property received.

     (f) Termination. Except as provided in this Section 8(f) and in Section 8(g) hereof, an option may not be exercised unless the Optionee is then an employee or officer or director of or consultant to the Corporation or a division or Subsidiary Corporation thereof (or a corporation or a Parent or Subsidiary Corporation of such corporation issuing or assuming the option in a transaction to which Section 424(a) of the Internal Revenue Code applies), and unless the Optionee has remained continuously as an employee, officer or director of or consultant to the Corporation since the date of grant of the option.

          (i) If the Optionee ceases to be an employee, officer or director of or consultant to the Corporation (other than by reason of death, Disability or retirement), all options - of such Optionee that are exercisable at the time of such cessation may, unless earlier terminated in accordance with their terms, be exercised within three months after such cessation; provided, however, that if the employment or consulting relationship of an Optionee shall terminate, or if a director shall be removed, for cause, all options theretofore granted to such Optionee shall, to the extent not theretofore exercised, immediately terminate.

          (ii) Nothing in the Plan or in any option granted pursuant hereto shall confer upon an individual any right to continue in the employ of the Corporation or any of its divisions or Subsidiary Corporations or interfere in any way with the right of the Corporation or its shareholders or any such division or Subsidiary Corporation to terminate such employment or other relationship between the individual and the Corporation or any of its divisions and Subsidiary Corporations.

     (g) Death, Disability or Retirement of Optionee. If an Optionee shall die while a director or officer of, or employed by, or a consultant to, the Corporation or a Subsidiary Corporation or within three months after the termination of such Optionee's employment, directorship, service as an officer or consulting relationship, other than termination for cause, or if the Optionee's employment, directorship, service as an officer or consulting relationship shall terminate by reason of Disability or retirement, all options theretofore granted to such Optionee (whether or not otherwise exercisable; unless earlier terminated in accordance with their terms), may be exercised by the Optionee or by the Optionee's estate or by a person who acquired the right to exercise such option by bequest or inheritance or otherwise by reason of the death or Disability of the Optionee, at any time within one year after the date of death, Disability or retirement of the Optionee; provided, however, that in the case of Incentive Stock Options such one-year period shall be limited to three months in the case of retirement.

     (h) Transferability Restriction. (i) Options granted under the Plan shall not be transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder. Options may be exercised during the lifetime of the Optionee only by the Optionee and thereafter only by his legal representative.

          (ii) Any attempted sale, pledge, assignment, hypothecation or other transfer of an option contrary to the provisions hereof and the levy of any execution, attachment or similar process upon an option shall be null and void and without force or effect and shall result in termination of the option.

          (iii) (A) As a condition to the transfer of any shares of Common Stock issued upon exercise of an option granted under this Plan, the Corporation may require an opinion of counsel, satisfactory to the Corporation, to the effect that such transfer will not be in violation of the Securities Act of 1933 or any other applicable securities laws or that such transfer has been registered under federal and all applicable state securities laws. (B) Further, the Corporation shall be authorized to refrain from delivering or transferring shares of Common Stock issued under this Plan until the Board of Directors determines that such delivery or transfer will not violate applicable securities laws and the Optionee has tendered to the Corporation any federal state or local tax owed by the Optionee as a result of exercising the option, or disposing of any Common Stock, when the Corporation has a legal liability to satisfy such tax. (C) The Corporation shall not be liable for damages due to delay in the delivery or issuance of any stock certificate for any reason whatsoever, including, but not limited to, a delay caused by listing requirements of any securities exchange or any registration requirements under the Securities Act of 1933, the 1934 Act, or under any other state or federal law, rule or regulation. (D) The Corporation is under no obligation to take any action or incur any expense in order to register or qualify the delivery or transfer of shares of Common Stock under applicable securities laws or to perfect any exemption from such registration or qualification. (E) The Corporation will have no liability to any Optionee for refusing to deliver or transfer shares of Common Stock if such refusal is based upon the provisions of this Paragraph.

          (i) Effect of Certain Changes.

          (i) If there is any change in the number of outstanding shares of Common Stock through the declaration of stock dividends, or through recapitalization resulting in stock splits, or combinations or exchanges of such shares, the number of shares of Common Stock available for options, the number of such shares covered by outstanding options, and the price per share of such options, shall be proportionately adjusted by the Committee to reflect any increase or decrease in the number of issued shares of Common Stock; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.

          (ii) In the event of the proposed dissolution or liquidation of the Corporation, or in the event of any corporate separation or division, including, but not limited to, split-up, split-off or spin-off, or in the event of a merger or consolidation of the Corporation with another corporation, the Committee may provide that the holder of each option then exercisable shall have the right to exercise such option (at its then Option Price) solely for the kind and amount of shares of stock and other securities, property, cash or any combination thereof which would be receivable upon such dissolution, liquidation, or corporate separation or division, or merger or consolidation by a bolder of the number of shares of Common Stock for which such option might have been exercised immediately prior to such event; or the Committee may provide, in the alternative, that each option granted under the Plan shall terminate as of a date to be fixed by the Committee; provided, however, that not less than 30 days' written notice of the date so fixed shall be given to each Optionee, who shall have the right, during the period of 30 days preceding such termination, to exercise the options as to all or any part of the shares of Common Stock covered thereby, including shares as to which such options would not otherwise be exercisable.

          (iii) Paragraph (II) of this Section 8(i) shall not apply to a merger or consolidation in which the Corporation is the surviving corporation and shares of Common Stock are not converted into or exchanged for stock, securities of any other corporation, cash or any other thing of value. Notwithstanding the preceding sentence, in case of any consolidation or merger of another corporation into the Corporation in which the Corporation is the surviving corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) of the shares of Common Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination, but including any change in such shares into two or more classes or series of shares), the Committee may provide that the holder of each option then exercisable shall have the right to exercise such option solely for the kind and amount of shares of stock and other securities (including those of any new direct or indirect parent of the Corporation), property, cash or any combination thereof receivable upon such reclassification, change, consolidation or merger by the holder of the number of shares of Common Stock for which such option might have been exercised.

          (iv) Notwithstanding paragraph (ii) of this Section 8(i), in the event of any merger or consolidation in which the Company is not the surviving corporation or any sale or transfer by the Company of all or substantially all its assets or any tender offer or exchange offer for or the acquisition, directly or indirectly, by any person or group of all or a majority of the then outstanding voting securities of the Company, all options issued pursuant to the Plan shall become exercisable in full, notwithstanding any other provision of the Plan or of any outstanding options granted thereunder, including provisions providing for staggered vesting of options, on and after (i) the fifteenth day prior to the effective date of such merger, consolidation, sale, transfer or acquisition or (ii) the date of commencement of such tender offer or exchange offer, as the case may be. To the extent that Section 422(d) of the Internal Revenue Code would not permit the provisions of the foregoing sentenc to apply to any outstanding options, such options shall immediately upon the occurrence of the event described in the foregoing sentence, be treated for all purposes of the Plan as nonstatutory stock options and shall be immediately exercisable as such as provided in the foregoing sentence. Notwithstanding the foregoing, in no event shall any option be exercisable after the date of termination of the exercise period of such option specified in Section 8(d).

          (v) In the event of a change in the Common Stock of the Corporation as presently constituted, which is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Common Stock within the meaning of the Plan.

          (vi) To the extent that the foregoing adjustments relate to stock or securities of the Corporation, such adjustments shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive, provided that each Incentive Stock Option granted pursuant to this Plan shall not be adjusted in a manner that causes such option to fail to continue to qualify as an Incentive Stock Option within the meaning of Section 422 of the Internal Revenue Code.

          (vii) Except as expressly provided in this Section 8(i), the Optionee shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, consolidation or spin-off of assets or stock of another corporation; and any issue by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to the option. The grant of an option pursuant to the Plan shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part o its business or assets.

     (j) Rights as Shareholder - Non-Distributive Intent.

          (i) Neither a person to whom an option is granted, nor such person's legal representative, heir, legatee or distributee, shall be deemed to be the holder of, or to have any rights of a holder with respect to, any shares subject to such option, until after the option is exercised and the shares are issued to the person exercising such option.

          (ii) Upon exercise of an option at a time when there is no registration statement in effect under the Securities Act of 1933 relating to the shares issuable upon exercise, shares may be issued to the Optionee only if the Optionee represents and warrants in writing to the Corporation that the shares purchased are being acquired for investment and not with a view to the distribution thereof.

          (iii) No shares shall be issued upon the exercise of an option unless and until there shall have been compliance with any then applicable requirements of the Securities and Exchange Commission, or any other regulatory agencies having jurisdiction over the Corporation.

          (iv) No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Section 8(i) hereof.

     (k) Other Provisions. Option Agreements authorized under the Plan shall contain such other provisions, including, without limitation, (i) the imposition of restrictions upon the exercise of an option, and (ii) in the case of an Incentive Stock Option, the inclusion of any condition not inconsistent with such option qualifying as an Incentive Stock Option, as the Committee shall deem advisable.

     9. Agreement by Optionee Regarding Withholding Taxes. If the Committee shall so require, as a condition of exercise, each Optionee shall agree that:

     (a) No later than the date of exercise of any option granted hereunder, the Optionee will pay to the Corporation or make arrangements satisfactory to the Corporation regarding payment of any federal, state or local taxes of any kind required by law to be withheld upon the exercise of such option; and

     (b) The Corporation shall, to the extent permitted or required by law, have the right to deduct federal, state and local taxes of any kind required by law to be withheld upon the exercise of such option from any payment at any kind otherwise due to the Optionee. If requested by the Optionee at the time of exercise of an option granted under the Plan, the Committee in its discretion may permit an Optionee to satisfy tax obligations resulting therefrom, in full or in part, by the Corporation withholding a sufficient number of shares in payment therefor.

     (c) The Corporation shall not be obligated to advise any Optionee of the existence of any tax or the amount which the Corporation will be so required to withhold.

     10. Term of Plan. Options may be granted pursuant to the Plan from time to time within a period of ten years from the date the Plan is adopted by the Board, or the date the Plan is approved by the shareholders of the Corporation, whichever is earlier.

     11. Amendment and Termination of the Plan.

     (a) (i) The Board at any time and from time to time may suspend, terminate, modify or amend the Plan;

          (ii) provided, however, that any amendment that would: (A) materially increase the number of securities issuable under the Plan to persons who are subject to Section 16(a) of the 1934 Act; or (B) grant eligibility to a class of persons who are subject to Section 16(a) of the 1934 Act not included within the terms of the Plan prior to the amendment; (C) materially increase the benefits accruing to persons who are subject to Section 16(a) of the 1934 Act under the Plan; or (D) require shareholder approval under applicable state law, the rules and regulations of any national securities exchange on which the Corporation's securities then may be listed, the Internal Revenue Code or any other applicable law, shall be subject to the approval of the shareholders of the Corporation as provided in Section 12 hereof;

          (iii) provided further that any such increase or modification that may result from adjustments authorized by Section 8(i) hereof or which are required for compliance with the 1934 Act, the Internal Revenue Code, the Employee Retirement Income Security Act of 1974, their rules or other laws or judicial order, shall not require approval of shareholders.

     (b) Except as provided in Section 8 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any option previously granted, unless the written consent of the Optionee is obtained.

     12. Approval of Shareholders. The Plan shall take effect upon its adoption by the Board but shall be subject to approval at a duly called and held meeting of stockholders in conformance with the vote required by the Corporation's charter documents, resolution of the Board, any other applicable law and the rules and regulations thereunder, or the rules and regulations of any national securities exchange upon which the Corporation's Common Stock is listed and traded, each to the extent applicable.

     13. Assumption. The terms and conditions of any outstanding options granted pursuant to this Plan shall be assumed by, be binding upon and inure to the benefit of any successor corp9ratiofl to the Corporation and shall continue to be governed, to the extent applicable, by the terms and conditions of this Plan. Such successor corporation shall not otherwise be obligated to assume this Plan.

     14. Termination of Right of Action. Every right of action arising out of or in connection with the Plan by or on behalf of the Corporation or of any Subsidiary

Corporation, or by any shareholder of the Corporation or of any Subsidiary Corporation against any past, present or future member of the Board, or against any employee, or by an employee (past, present or future) against the Corporation or any Subsidiary Corporation, will, irrespective of the place where an action may be brought and irrespective of the place of residence of any such shareholder, director or employee, cease and be barred by the expiration of three years from the date of the act or omission in respect of which such right of action is alleged to have risen.

     15. Tax Litigation. The Corporation shall have the right, but not the obligation, to contest, at its expense, any tax ruling or decision, administrative or judicial, on any issue which is related to the Plan and which the Board believes to be important to holders of options issued under the Plan and to conduct any such contest or any litigation arising therefrom to a final decision.

     16. Adoption.

     (a) This Plan was adopted by the Board of Directors of the Corporation as of February ____ , 2000.

     (b) If this Plan is not approved by the shareholders of the Corporation within 12 months of the date the Plan was approved by the Board of Directors of the Corporation as required by Section 422(b)(1) of the Internal Revenue Code, this Plan and the options granted hereunder shall be and remain effective, but the reference to Incentive Stock Options herein shall be deleted and all options granted hereunder shall be Non-qualified Stock Options pursuant to Section 7 hereof


                                            CARMINA TECHNOLOGIES INC.
                                            (the Corporation)

                                            By
                                              ---------------------------

ATTEST:


-------------------------

                    Schedule "C" to the Agreement of Exchange
                         dated ___ day of February 2000

                                                                  Exhibit "A" to
                                                            Stock Option Plan of
                                                       CARMINA TECHNOLOGIES INC.

                             STOCK OPTION AGREEMENT
                             ----------------------


     STOCK OPTION AGREEMENT made as of this 28th day of February , 2000, by and between CARMINA TECHNOLOGIES INC., a Utah corporation (the "Corporation"), and ______________________ (the "Optionee").

     In accordance with its Stock Option Plan (the "Plan"), a copy of which is attached hereto and incorporated herein by reference, the Corporation desires, in connection with the services of the Optionee, to provide the Optionee with an opportunity to acquire shares of the no par value common stock (the "Common Stock") of the Corporation on favorable terms and thereby grant the Optionee a proprietary interest in the continued progress and the success of the business of the Corporation.

     NOW, THEREFORE, in consideration of the premises, the mutual covenants herein set forth and other good and valuable consideration, the Corporation and the Optionee agree as follows:

     1. Confirmation of Grant of Option. Pursuant to a determination of Compensation Committee of the Board of Directors of the Corporation made on 28th of February, 2000 (the "Date of Grant"), the Corporation, subject to the terms of the Plan and of this Agreement, confirms that the Optionee has been irrevocably granted on the Date of Grant, as a matter of separate inducement and agreement, and in addition to and not in lieu of salary or other compensation far services, a Non-qualified Stock Option pursuant to Section 7 of the Plan (the "Option") to purchase an aggregate of _______________ shares of Common Stock on the terms and conditions herein set forth, subject to adjustment as provided in Section 8 hereof.

     2. Purchase Price. The purchase price of shares of Common Stock covered by the Option will be $ 0.10 per share subject to adjustment as provided in Section 8 hereof.

     3. Exercise of Option. Except as otherwise provided in Section 8 of the Plan, the Option may be exercised in whole or part at any time during the term of the Option, provided, however, no Option shall be exercisable after the expiration of the term thereof, and no Option shall be exercisable unless the holder shall at the time of exercise have been an employee or director of or a consultant to the Corporation or of any subsidiary of the Corporation for a period of at least three months.

     4. Term of Option. The term of the Option will be through _________________ subject to earlier termination or cancellation as provided in this Agreement. Except as otherwise provided in Section 7 hereof, the Option will not be exercisable unless the Optionee shall, at the time of exercise, be an employee or director of or consultant to the Corporation or of a subsidiary. As used in this Agreement, the term "subsidiary" refers to and includes each "subsidiary corporation" as defined in the Plan.

     The holder of the Option will not have any rights to dividends or any other rights of a shareholder with respect to any shares of Common Stock subject to the Option until such shares shall have been issued to him (as evidenced by the appropriate transfer agent of the Corporation) upon purchase of such shares through exercise of the Option.

     5. Transferability Restriction. The Option may not be assigned, transferred or otherwise disposed of, or pledged or hypothecated in any way (whether by operation of law or otherwise) otherwise than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder, and shall not be subject to execution, attachment, or other process. Any assignment, transfer, pledge, hypothecation or other disposition of the Option or any attempt to make any such levy of execution, attachment or other process will cause the Option to terminate immediately upon the happening of any such event, provided, however, that any such termination of the Option under the foregoing provisions of this Paragraph 5 will not prejudice any rights or remedies which the Corporation or any Subsidiary Corporation may have under this Agreement or otherwise.

     6. Exercise Upon Termination. The Optionee's rights to exercise this Option upon termination of employment or cessation as a director or consultant shall be as set forth in Section 8(f) of the Plan.

     7. Death, Disability or Retirement of Optionee. The Optionee's rights to exercise this Option upon the death, disability or retirement of the Optionee shall be as set forth in Section 8(g) of the Plan.

     8. Adjustments. The Option shall be subject to adjustment upon the occurrence of certain events as set forth in Section 8(i) of the Plan.

     9. No Registration Obligation. The Optionee understands that neither the Option is not registered under the Securities Act of 1933, as amended (the "Act") and that the Corporation has no obligation to register the shares of Common Stock subject thereto and issuable upon the exercise thereof under the Act. The Optionee represents that the Option is being acquired by him and that such shares of Common Stock will be acquired by him for investment and all certificates for the shares issued upon exercise of the Option will bear the following legend unless such shares are registered under the Act prior to their issuance.

     The shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "Act"), and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, the availability of which is to be established to the satisfaction of the Company.

     The Optionee further understands and agrees that the Option may only be exercised if, at the time of such exercise, the Optionee and the Corporation are able to establish the existence of an exemption from registration under the Act and applicable state laws, and both the Optionee and the Corporation agree to use their best efforts to attempt to establish such exemption.

     10. Notices. Each notice relating to this Agreement will be in writing and delivered in person or by certified mail to the proper address. All notices to the Corporation shall be addressed to it at its office at Suite 810, 540-5th Ave, SW, Calgary, Alberta, Canada, T2P 0M2. All notices to the Optionee or other person or persons then entitled to exercise the Option shall be addressed to the Optionee or such other person or Persons at the Optionee's address below specified. Anyone to whom a notice may be given under this Agreement may designate a new address by notice to that effect

     11. Approval of Counsel. The exercise of the Option and the issuance and delivery of shares of Common Stock pursuant thereto shall be subject to approval by the Corporation's counsel of all legal matters in connection therewith, including compliance with the requirements of the Act, the Securities Exchange Act of 1934, as amended, applicable state securities laws, the rules and regulations thereunder, and the requirements of any stock exchange upon which the Common Stock may then be listed

     12. Benefits of Agreement. This Agreement will inure to the benefit of and be binding upon each successor and assign of the Company. All obligations imposed upon the Optionee and all rights granted to the Corporation under this Agreement will be binding upon the Optionee's heirs, legal representatives and successors.

     13. Governmental and Other Regulations. The exercise of the Option and the Corporation's obligation to sell and deliver shares upon the exercise of rights to purchase shares is subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency which may, in the opinion of counsel for the Corporation, be required.

     14. Incorporation of the Plan. The Plan is attached hereto and incorporated herein by reference. In the event that any provision in this Agreement conflicts with a provision in the Plan, the Plan shall govern.

     IN WITNESS WHEREOF, the Corporation has caused this Agreement to be executed in its name by its President or a Vice-President and its corporate seal to be hereunto affixed and attested by its Secretary or its Assistant Secretary and the Optionee has hereunto set his hand and seal all as of the date first above written.

                                                  CARMINA TECHNOLOGIES INC.

(Seal)

ATTEST:                                           By
                                                    ----------------------------
                                                            President
-------------------------
        Secretary

     The undersigned Optionee understands the terms of this Option Agreement and the attached Plan and hereby agrees to comply therewith.


Date _____________, 20___                     __________________________________

                                              Optionee:_________________________

                                              Tax ID Number:____________________

                                              Address:__________________________

                                              __________________________________

                                              __________________________________

                                    RESTATED

                            ARTICLES OF INCORPORATION

                                       OF

                           CARMINA TECHNOLOGIES, INC.


     Pursuant to ss.16-10a-1007 of the Utah Revised Business Corporation Act ("the Act") and a resolution heretofore adopted (by written consent pursuant to ss.16-10a-821 of the Act) by its board of directors, Carmina Technologies, Inc. hereby restates its Articles of Incorporation - as heretofore amended and without any further amendment to be effectuated hereby, to-wit:


                                    ARTICLE 1

     The name of the corporation is "Carmina Technologies, Inc."


                                   ARTICLE II

(a) Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 50,000,000 shares, consisting of 10,000,000 shares of no par value Preferred Stock and 40,000,000 shares of no par value common stock.

(b) Preferred Stock. The designations and powers, preferences and rights, and qualifications and limitations of the Preferred Stock, the establishment of different series of Preferred Stock, and variations in the relative rights and preferences as between different series, shall be established in accordance with the Utah Revised Business Corporation Act by the Board of Directors; shares of Preferred Stock when issued shall not have any voting power unless such power has been provided for by the Board of Directors.

(c) Common Stock. The shares of Common Stock shall when issued have unlimited voting rights and be entitled to receive the net assets of the corporation on dissolution.


                                   ARTICLE III

A shareholder of the Corporation shall not be entitled to a preemptive right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of stock of the Corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares, or any shares, bonds, notes, debentures, or other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares.

                                   ARTICLE IV

The corporation shall continue in existence perpetually unless sooner dissolved according to law, and is organized to engage in any and all lawful acts and/or activities for which corporations may be organized under the Utah Revised Business Corporation Act.


                                    ARTICLE V

At all meetings of the shareholders, one-third of all shares entitled to vote at the meeting shall constitute a quorum, and the affirmative vote of a majority of a quorum shall constitute the act of the shareholders.


                                   ARTICLE VI

The corporation may take action by the written consent of fewer than all of the shareholders entitled to vote with respect to the subject matter of an action in question; provided, however, that in order to be valid any and all such written consents shall be made and provided in accordance with all applicable requirements of Section 16-10a-704 of the Utah Revised Business Corporation Act and signed by the holders of not less than a majority of the corporation's outstanding shares (calculated as of the record date provided for by Section 16-10a-704(6) of that Act.)


                                   ARTICLE VII

(a) The board of directors of the Corporation shall consist of such number of persons, not less than three, as shall be determined in accordance with the by-laws from time to time. As of the effective date of this article the number of directors is three.

(b) The officers of the Corporation are and shall hereafter be a President, one or more Vice Presidents (as may be prescribed by the by-laws), a Secretary, a Treasurer, and such other officers as may hereafter be designated by the board of directors in a manner not inconsistent with the by-laws.


                                  ARTICLE VIII

The Corporation shall indemnify any person who is or was a director to the maximum extent provided by statute.

The Corporation shall indemnify any person who is or was an officer, employee or agent of the Corporation who is not a director, to the maximum extent provided by law, or to a greater extent if consistent with law and if provided by resolution of the Corporation's shareholders or directors, or in a contract.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation and who while a director, officer, employee, fiduciary or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan against any liability asserted against or incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under provisions of the statute.


                                   ARTICLE IX

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or to its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for acts specified under ss.16-10-44 of the Utah Revised Business Corporation Act or any amended or successor provision thereof, or (iv) for any transaction from which the directors derived an improper personal benefit. If the Utah Business Corporation Act is amended after this Article is adopted to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Utah Business Corporation Act, as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.


                                    ARTICLE X

The officers, directors and other members of management of this Corporation shall be subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Corporation has expressed an interest as determined from time to time by the Corporation's Board of Directors as evidenced by resolutions appearing in the Corporation's minutes. When such areas of interest are delineated, all such business opportunities within such areas of interest which come to the attention of the officers, directors and other members of management of the Corporation shall be disclosed promptly to the Corporation and made available to it. The Board of Directors may reject any business opportunity presented to it and thereafter any officer, director and other member of management may avail himself of such opportunity. Until such time as the Corporation, through its Board of Directors, has designated an area of interest, the officers, directors and other members of management of the Corporation shall be free to engage in such areas of interest on their own and the provisions hereof shall not limit the rights of any officer, director or other member of management of the Corporation to continue a business existing prior to the time that such area of interest is designated by the Corporation. This provision shall not be construed to release any employee of the Corporation (other than an officer, director or member of management) from any duties which he may have to the Corporation.

                                     # # #


Upon filing by the Division of Corporations and Commercial Code of the Utah Department of Commerce these restated Articles of Incorporation of Carmina Technologies, Inc. shall supersede the original articles of incorporation of said corporation and all prior amendments to them.

     EXECUTED on this 17 day of May, 2000 by:



                                    --------------------------------------
                                    Richard M. Day, Secretary

                              ARTICLES OF AMENDMENT

                                     TO THE

                            ARTICLES OF INCORPORATION

                                       OF

                         THE AMERICAS MINING CORPORATION


The Americas Mining Corporation hereby amends its Articles of Incorporation as follows:


FIRST, the name of the corporation is "The Americas Mining Corporation".


SECOND, the text of each amendment adopted is:

     (a)  ARTICLE II is amended to now provide in its entirety:

          "(a) Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 20,000,000 shares, of which 5,000,000 shares shall be shares of Preferred stock, no par value per share, and 15,000,000 shares shall be shares of Common Stock, no par value per share.

          "(b) Preferred Stock. The designations and powers, preferences and rights, and qualifications and limitations of the Preferred Stock, the establishment of different series of Preferred Stock, and variations in the relative rights and preferences as between different series, shall be established in accordance with the Utah Revised Business Corporation Act by the Board of Directors; shares of Preferred Stock when issued shall not have any voting power unless such power has been provided by the board of directors.

          (c) Common Stock. The shares of Common Stock shall when issued have unlimited voting rights and be entitled to receive the net assets of the corporation on dissolution."


     (b)  ARTICLE IV is amended to now provide in its entirety:

          "The corporation shall continue in existence perpetually unless sooner dissolved according to law, and is organized to engage in any and all lawful acts and/or activities for which corporations may be organized under the Utah Revised Business

          Corporation Act."

     (c)  ARTICLE V is amended to now in its entirety:

          "At all meetings of the shareholders, one-third of all shares entitled to vote at the meeting shall constitute a quorum, and the affirmative vote of a majority of a quorum shall constitute the act of the shareholders."


     (d)  ARTICLE VI is amended to now provide in its entirety:

               "The corporation may take action by the written consent of fewer than all of the shareholders entitled to vote with respect to the subject matter of an action in question; provided, however, that in order to be valid any and all such written consents shall be made and provided in accordance with all applicable requirements of ss. 16-10a-704 of the Utah Revised Business Corporation Act and signed by the holders of not less than a majority of the corporation's outstanding shares (calculated as of the record date provided for by ss. 16-10a-704(6)) of that Act"


     (e)  ARTICLE VII is amended now in its entirety:

          "(a) The board of directors of the Corporation shall consist of such number of persons, not less than three, as shall be determined in accordance with the by-laws from time to time. As of the effective date of this article the number of directors is three.

          (b) The officers of the Corporation are and shall hereafter be a President, one or more Vice Presidents (as may be prescribed by the by-laws), a Secretary, a Treasurer, and such other officers as may hereafter be designated by the board of directors in a manner not inconsistent with the by-laws."


     (f) ARTICLE XI (which at present contains provisions having to do with "compromises with creditors") is deleted in its entirety


THIRD,   the   foregoing   amendments   do  not   provide   for  any   exchange,
reclassification or cancellation of issued shares.


FOURTH, the foregoing amendments were first proposed by the corporation's board of directors for submission to its shareholders, recommended by the board to the shareholders, and then adopted by the shareholders at an Annual Meeting duly held on March 20, 1999 at 203 SW "G" Street, Suite A, Grants Pass, OR.

FIFTH, (a) the corporation had only one voting group at the time of said meeting, that is the 4,502,300 shares of common stock it then had issued and outstanding (all of which were under its Articles of Incorporation entitled to vote on the amendments), and 2,400,000 shares of the corporation's said sole voting group were indisputably represented at said meeting; and,

     (b) 2,400,000 votes were cast for --and zero votes were cast against-- each of the amendments set forth above by the corporation's sole voting group, which number constituted more than a majority of the corporation's outstanding shares and was sufficient for approval and adoption of the amendments by the corporation's sole voting group.

WHEREFORE, the undersigned officer of The Americas Mining Corporation hereby executes and files these Articles of Amendment pursuant to specific authorization by its board of directors to do so, on this ____15th___ day of ___May_____, 2000:


                                           /s/
                                           ------------------------------------
                                              Richard M. Day, Secretary

                              ARTICLES OF AMENDMENT

                                     TO THE

                            ARTICLES OF INCORPORATION

                                       OF

                         THE AMERICAS MINING CORPORATION


The Americas Mining Corporation hereby amends its Articles of Incorporation as follows:


FIRST, the name of the corporation is "The Americas Mining Corporation".


SECOND, the text of each amendment adopted is:

     (a)  ARTICLE I is amended to now provide in its entirety:

          "The name of the corporation is "Carmina Technologies, Inc.".

     (b)  ARTICLE II is amended to now provide in its entirety:

          (a) Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 50,000,000 shares, consisting of 10,000,000 shares of no par value Preferred stock and 40,000,000 shares of no par value common stock.

          "(b) Preferred Stock. The designations and powers, preferences and rights, and qualifications and limitations of the Preferred Stock, the establishment of different series of Preferred Stock, and variations in the relative rights and preferences as between different series, shall be established in accordance with the Utah Revised Business Corporation Act by the Board of Directors; shares of Preferred Stock when issued shall not have any voting power unless such power has been provided by the Board of Directors.

          (c) Common Stock. The shares of Common Stock shall when issued have unlimited voting rights and be entitled to receive the net assets of the corporation on dissolution."

THIRD,   the   foregoing   amendments   do  not   provide   for  any   exchange,
reclassification or cancellation of issued shares.

FOURTH, the foregoing amendments were first proposed by the corporation's board of directors for submission to its shareholders, recommended by the board to the shareholders, and then adopted by the shareholders by the written consent actions hereinafter described.


FIFTH, (a) the corporation had only one voting group as of January 24, 2000, that is the 4,502,300 shares of common stock it then had issued and outstanding (all of which were under its Articles of Incorporation entitled to vote on the amendments); and,

     (b) 2,300,000 votes were cast in favor of --and zero votes were cast against-- each of the amendments set forth above by written shareholder consents, which number constituted more than a majority of the corporation's outstanding shares and was sufficient for approval and adoption of the amendments by the corporation's sole voting group.

WHEREFORE, the undersigned officer of The Americas Mining Corporation hereby executes and files these Articles of Amendment pursuant to specific authorization by its board of directors to do so, on this ___16th___ day of ____May________, 2000.


                                              /s/
                                              ----------------------------------
                                              Richard M. Day, Secretary

                           TAB 99 ASSIGNMENT AGREEMENT

THIS AGREEMENT MADE as of the 18th day of January A. D. 1999.

BETWEEN: The TAB 99 SYNDICATE comprising Lloyd Frizzell of Grants Pass, Oregon, David Vallandingham of Williams, Oregon, Richard Day of Salt Lake City, Utah, and Gemexport Limited an international business corporation incorporated under the laws of Barbados, having an office at the City of Grants Pass, Oregon, U.S.A. (hereafter collectively called "the Assignor")

                                OF THE FIRST PART

                                      -and-

          THE AMERICAS MINING CORPORATION, a body incorporated under the laws of the State of Utah, U.S.A., and having an office at Salt Lake City, Utah, U.S.A. (herein after called "the Assignee")

                               OF THE SECOND PART

     WHEREAS the Assignor is the beneficial owner of the following mining claims recorded in the name of Lloyd Frizzell:

          The TAB 99-1 through TAB 99-16 and TAB 99-25 claims located in Sec 15 Twp 41S Rng 9W of Willamette Meridian, Josephine County, Oregon and TAB 99-17 through TAB 99-24 and TAB 99-26 through TAB 99-31 claims located in Twp 18N Rng 4E of Humbolt Meridian, Del Norte County, California (hereinafter called the "Claims")

by virtue of a syndicate agreement dated December 1, 1998 (attached hereto as Exhibit "A" and made a part hereof and hereinafter called the "Syndicate Agreement.")

     AND WHEREAS the Assignor has agreed to assign to the Assignee and the Assignee has agreed to purchase the Assignor's interest in the Claims on the terms and conditions hereinafter set forth.

     NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the sum of one dollar now paid by the Assignee to the Assignor (receipt of which is hereby acknowledged by the Assignor) and of the covenants and agreements of the parties hereto hereinafter set forth, the parties hereto do hereby covenant and agree as follows:

TRANSFER OF INTEREST

1.1 The Assignor hereby sells, assigns, transfers and conveys to the Assignee all of its interest in the Claims to have and to hold the same, together with all benefit and advantage to be derived therefrom.

1.2 The Assignee hereby purchases and accepts from the Assignor all its interest in the Claims.

1.3 The Assignor does not purport to convey and does not warrant any better title to the Claims hereby assigned than it now has or is entitled to receive but warrants and represents to the Assignee that it has not encumbered or alienated any of its interest in the Claims conveyed hereunder.

ASSIGNOR'S COVENANTS

2.1 The Assignor covenants and agrees with the Assignee that the Assignee shall have all the rights of the Assignor with respect to the Claims and without limiting the generality of the foregoing, shall have the right to explore and mine the properties contained within the Claims.

2.2 The Assignor consents and agrees with the Assignee that it shall indemnify and save harmless the Assignee from and against all claims, causes of action, suits and demands by any person or persons with respect to the Claims which arise or may arise as a result of or in any manner connected with an act or omission occurring prior to the date of this agreement.

ASSIGNOR'S REPRESENTATIONS

3.1 The Assignor represents and warrants that, as of the date of this agreement the Claims are duly recorded and are in good standing.

3.2 The Assignor represents and warrants that the assignment contained herein does not contravene or result in a breach of the Syndicate Agreement.

ASSIGNEE'S COVENANTS

4.1 The Assignee covenants and agrees that it shall, as part of the consideration for the within assignment issue common shares of its capital stock as now constituted to the members of the TAB 99 Syndicate in the amounts set forth below opposite their names:

                  Name                         Number of Shares
                  ----                         ----------------
                  Lloyd Frizzell                    100,000
                  David Vallandingham               100,000
                  Richard Day                       200,000
                  Gemexport Limited               2,000,000

4.2 The Assignee covenants and agrees with the Assignor that it shall assume the Assignor's obligations and burdens under the Claims and that it shall indemnity and save harmless the Assignor from and against all claims, causes of action, suits and demands by any person or persons with respect to the Claims.

MUTUAL CONVENANTS

5.1 The parties hereto mutually agree and covenant to exchange all relevant information concerning the Claims and the Syndicate Agreement in order that the provisions of the Claims and Syndicate Agreements be complied with and further agree that if the Assignee has received notice of a default and fails to remedy or dispute such default within 5 days of receipt of the said notice then the Assignor may, at the sole expense of the Assignee, remedy or dispute such default.

MISCELLANEOUS

6.1 This agreement shall be governed and construed in accordance with the laws of the State of Oregon.

6.2 This agreement shall enure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors and assigns.

6.3 The parties hereto agree to do such further and other acts and execute such further and other documents as may be necessary to carry out the true intent and meaning of this Agreement.

6.4 Notwithstanding anything contained herein this agreement shall be effective as of the 18th day of January 1999.

     IN WITNESS WHEREOF the parties hereto have hereunto executed this Agreement as of the day and year first above written.


TAB 99 SYNDICATE                                 THE AMERICAS MINING CORPORATION


Per: /s/ Lloyd Frizzell                           Per: /s/ Richard Day
   ------------------------------------              ---------------------------
         Lloyd Frizzell                                     Richard Day


Per: /s/ David Vallandingham
   ------------------------------------
         David Vallandingham


Per: /s/ Richard Day
   ------------------------------------
         Richard Day


GEMEXPORT LIMITED


Per: /s/ Jurg Keller
   ------------------------------------
         Jurg Keller

                                                                     EXHIBIT "A"


                               SYNDICATE AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 1st day of December, 1998.

BETWEEN: LLOYD FRIZZELL, a geologist, having an office at 1332 NW,Conklin Ave., Grants Pass, Oregon, 97526 (hereinafter called "Frizzell")

                                       and

          DAVID N. VALLANDIGHAM, a prospector, having an office at 203 Southwest "G" Street, Suite A, Grants Pass, Oregon,97526 (hereinafter called "Vallandigham")

                                       and

          RICHARD M. DAY, an attorney at law, having an office at 10 Exchange Place, Suite 710, Salt Lake City, Utah, 84111 (hereinafter called "Day")

                                       and

          GEMEXPORT LIMITED, an international investment corporation incorporated under the laws of Barbados, and having an office at Stevmar House, Rockley, Christ Church, Barbados (hereinafter called "Gemexport")

     WHEREAS the parties hereto have agreed to form a syndicate to be known as the TAB 99 Syndicate (the "Syndicate") for the purpose of staking certain mining claims in the States of Oregon and California with a view to vending them in due course to a mining exploration company;

     AND WHEREAS the parties hereto wish to set forth the terms and conditions of their participation in the Syndicate;

     NOW THEREFORE IN CONSIDERATION of the mutual covenants and agreements herein contained and other good and valuable consideration, this Agreement witnesses as follows:

     1.   The Syndicate shall be named the TAB 99 Syndicate.

     2. Frizzell agrees to provide technical advice to the Syndicate as to the location of the claims to be staked.

     3. Vallandigham agrees to supervise the claim staking and recording of the claims with the appropriate agencies.

     4. Day agrees to use his best efforts to identify prospective purchaser of the claims and to negotiate a sale on behalf of the Syndicate.

     5. Gemexport agrees to pay the costs of staking and recording the claims, including the necessary deposits.

     6. The parties hereto agree that ownership in the Syndicate shall be by way of Units totaling 24 and that in consideration of their respective contributions the parties shall receive the number of Units set forth below opposite their names:

                                                     Units
                                                     -----
                                   Frizzell            1
                                   Vallandigham        1
                                   Day                 2
                                   Gemexport          20
                                                    ----
                                                      24
                                                    ====

     7. It is agreed that the claims shall be staked an recorded in the name of Frizzell who shall hold them in trust for the Syndicate, the members of which shall own interests in the claims in proportion to the Units they hold.

     8. Upon the claims having been sold and transferre to the purchaser by the Syndicate, the proceeds of the sale shall be distributed to the members of the Syndicate in proportion to the number of Units held and this Agreement shall terminate.

     9. All notices, requests or demands to or upon the parties hereto shall be in writing and delivered or sent by registered mail postage prepaid, by delivery or by facsimile transmission addressed, to the parties respective addresses set out below, or to such other address as may be specified by one of the parties hereto to the others and notice given in the manner herein provided.

     10.  The address of the Syndicate shall be:

                                            TAB 99 Syndicate
                                            c/o Mr. Lloyd Frizzell
                                            1332 NW Conklin Avenue
                                            Grants Pass, OR 97526

     11.  The addresses of the members are:

                                            Lloyd Frizzell
                                            1332 NW Conklin Avenue
                                            Grants Pass, OR 97526

                                            David N. Vallandigham
                                            710 Upper Powell Road,
                                            Williams, OR 97544

                                            Richard M. Day
                                            10 Exchange Place, Suite 525
                                            Salt Lake City, Utah 84111

                                            Gemexport Limited
                                            c/o Stevmar Corporate Services Ltd.
                                            Stevmar House, Rockley,
                                            Christ Church, Barbados

     12. This agreement shall terminate December 31, 2002 unless extended by mutual consent. The parties hereto undertake and agree to execute and deliver such further and other assurances and documents as may be necessary to carry out the intention and give effect to all the terms and conditions of this Agreement.

     13. This Agreement may be altered or amended in any of its provisions when any such changes are reduced to writing and signed by all of the parties hereto, but not otherwise.

     14.  Time shall be of the  essence of this  Agreement.

     15. The contract created under this Agreement and the rights of the parties hereunder shall be governed by and construed and enforced in accordance with the laws of the State of Oregon. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the State of Oregon.

     16. No provision of this agreement shall be deemed waived unless such waiver is in writing. Any waiver of any default committed by any of the parties hereto in the observance of the performance of any part of this Agreement shall not extend to or be taken in any manner to affect any other default.

     17. This Agreement shall enure to the benefit of an be binding upon the successors of the parties hereto. This Agreement is not assignable by any party hereto without the express written consent of all of the other parties.


IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

/s/ Lloyd Frizzell                                /s/ David N. Vallandigham
------------------------------                    ------------------------------
LLOYD FRIZZELL                                    DAVID N. VALLANDIGHAM


/s/ Richard M. Day
------------------------------                    GEMEXPORT LIMITED
RICHARD M. DAY

                                                  Per: /s/ ILLEGIBLE
                                                     ---------------------------
                                                        Director

                       CORPORATE ACCESS NUMBER: 208299602


                                    ALBERTA


                           BUSINESS CORPORATIONS ACT


                                  CERTIFICATE

                                       OF

                                 INCORPORATION


                             RHONDA NETWORKDS INC.
                   WAS INCORPORATED IN ALBERTA ON 1999/04/07.



                                             [SEAL OF REGISTRAR OF CORPORATIONS]

                            Articles of Incorporation
                                       For
                              RHONDA NETWORKS INC.

Classes of Shares:                          SEE SCHEDULE "A" ATTACHED
Number of Directors:
Maximum Number of Directors:                5
Minimum Number of Directors:                2
Restriction on Business To:                 NO RESTRICTIONS
Restrictions on Business From:              NO RESTRICTIONS
Restrictions on Share Transfers:            SEE SCHEDULE "B" ATTACHED
Other Rules or Provisions:                  N/A

                           THIS IS SCHEDULE "A" TO THE
                            ARTICLES OF INCORPORATION
                               RHOND NETWORKS INC.


The shares which the Corporation is authorized to issue are:

     (a) an unlimited number of Common Shares, the holders of which are entitled:

          (i) to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares other than this class are entitled to vote; and

          (ii) to receive any dividend declared by th Corporation on this class of shares; and

          (iii)subject to the rights, privileges and restrictions normally attached to common shares; and

     (b) an unlimited number of Preferred Shares which, as a class, have attached thereto the following:

          (i) The Preferred Shares may from time to time be issued in one or more series, and the Directors may fix from time to time before such issue the number of Preferred Shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, retraction, purchase and conversion, if any, and any sinking fund or other provisions.

          (ii) The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, be entitled to preference over the Common Shares of the Corporation ranking by their terms junior to the Preferred Shares of that series. The Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common Shares and any other shares of the Corporation ranking by their terms junior to such Preferred Shares as may be fixed in accordance with clause (b)(i); and

          (iii)if any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate ratably in respect of accumulated dividends and return of capital; and


                           THIS IS SCHEDULE "B" TO THE
                            ARTICLES OF INCORPORATION
                              RHONDA NETWORKS INC.

The number of shareholders for the time being of the Corporation shall be limited to fifty (50) or less (exclusive of persons who are in the employment of the Corporation or that of an affiliate, and persons who, having been formerly in the employment of the Corporation or that of an affiliate, were, while in such employment and have continued after the termination of such employment, to be shareholders of the Corporation) provided that where two or more persons hold one or more shares in the Corporation jointly, they shall be treated as a single shareholder.

No invitation shall be made to the public to subscribe for any shares, debentures or securities (as the term "securities" is defined by the Securities Act (Alberta) or any successor legislation of the Corporation.

Incorporate Alberta Corporation - Registration Statement

Service Request Number:                          1159144
Alberta Corporation Type:                        Named Alberta Corporation
Legal Entity Name:                               RHONDA NETWORKS INC.
French Equivalent Name:
Nuans Report Number:                             64115845
Nuans Report Date:                               1999/05/06
French Name Nuans Report Number:
French Name Nuans Report Date:
REGISTERED ADDRESS
Street:                                          810, 540 5th AVENUE, S.W.
Legal Description:
City:                                            CALGARY
Province:                                        ALBERTA
Postal Code:                                     T2P 0M2
RECORDS ADDRESS
Street:                                          810, 540 5th AVENUE, S.W.
Legal Description:
City:                                            CALGARY
Province:                                        ALBERTA
Postal Code:                                     T2P 0M2
ADDRESS FOR SERVICE BY MAIL
Post Office Box:
City:
Province:
Postal Code:
Internet Mail ID:
Classes Of Shares and any
Maximum Number (within each class):              SEE SCHEDULE "A" ATTACHED
Restrictions On Share Transfers:                 SEE SCHEDULE "B" ATTACHED
Minimum Number Of Directors:                     2
Maximum Number of Directors:                     5
Restrictions On Business To:                     NO RESTRICTIONS
Restrictions On Business From:                   NO RESTRICTIONS
Other Provisions:                                N/A
Professional Endorsement Provided:
Directors Issue Shares In Series:
Future Dating Required:
Registration Date:                               1999/05/07

Directors

Last Name:                          ALSTON
First Name:                         JOHN
Middle Name:                                MILLWARD
Street/Box Number:                  23 CAMBRIDGE PLACE N.W.
City:                               CALGARY
Province:                           ALBERTA
Postal Code:                        T2K 1P8
Country:                            CANADA
Appointment Date:                   1999/05/07
Resident Canadian:                  Y
Status:                             Active

Last Name:                          ALSTON
First Name:                         Glen
Middle Name:                                Robert
Street/Box Number:                  604 MACEWAN DRIVE N.W.
City:                               CALGARY
Province:                           ALBERTA
Postal Code:                        T3K 3T9
Country:                            CANADA
Appointment Date:                   1999/05/07
Resident Canadian:                  Y
Status:                             Active

Attachments

Attachment Type                       Microfilm Bar Code     Date Recorded
---------------                       ------------------     -------------
Share Capital                              ELECTRONIC          1999/05/07
Restrictions on Share Transfers            ELECTRONIC          1999/05/07